Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

H&E EQUIPMENT SERVICES, INC.

NEFF CORPORATION,

AND

YELLOW IRON MERGER CO.

Dated as of July 14, 2017

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		29

4.1	Corporate Organization	29
4.2	Ownership and Operations of Merger Sub	29
4.3	Authority; No Violation	30
4.4	Consents and Approvals	30
4.5	Legal and Regulatory Proceedings	31
4.6	Parent Information	31
4.7	Financing	31
4.8	Broker’s Fees	32
4.9	No Other Representations or Warranties	32

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		33

5.1	Conduct of Business of Company Prior to the Effective Time	33
5.2	Company Forbearances	33

ARTICLE VI ADDITIONAL AGREEMENTS		36

6.1	Access to Information	36
6.2	Information Statement	37
6.3	Filings; Reasonable Best Efforts	38
6.4	Employee Matters	41
6.5	Indemnification; Directors’ and Officers’ Insurance	41
6.6	Additional Agreements	43
6.7	Advice of Changes	43
6.8	Solicitation; Change in Recommendation	44
6.9	Public Announcements	47
6.10	Transaction Litigation	48
6.11	Takeover Statutes	48
6.12	Exemption from Liability Under Section 16(b)	48
6.13	Financing	48
6.14	Obligations of Merger Sub	52
6.15	Credit Agreements	52

ARTICLE VII CONDITIONS PRECEDENT		52

7.1	Conditions to Each Party’s Obligation to Effect the Merger	52
7.2	Conditions to Obligations of Parent and Merger Sub	53
7.3	Conditions to Obligations of Company	54

ARTICLE VIII TERMINATION AND AMENDMENT		54

8.1	Termination	54
8.2	Effect of Termination	56

ARTICLE IX DEFINITIONS		58

9.1	Definitions	58

ARTICLE X GENERAL PROVISIONS		67

10.1	Nonsurvival of Representations, Warranties and Agreements	67
10.2	Amendment	67

10.3	Extension; Waiver	68
10.4	Expenses	68
10.5	Notices	68
10.6	Interpretation	69
10.7	Counterparts	70
10.8	Entire Agreement	70
10.9	Governing Law; Jurisdiction	70
10.10	Waiver of Jury Trial	71
10.11	Assignment; Third Party Beneficiaries	71
10.12	Specific Performance	72
10.13	Severability	72
10.14	Delivery by Facsimile or Electronic Transmission	73
10.15	Lenders	73

INDEX OF DEFINED TERMS

Page
Acceptable Confidentiality Agreement	58
Acquisition Proposal	58
Action	59
Adjustment Amount	3
affiliate	70
Agreement	1
business day	69
Certificate of Merger	3
Charter Documents	59
Chosen Courts	71
Closing	2
Closing Date	3
Code	59
Company	1
Company Acquisition Agreement	45
Company Adverse Recommendation Change	45
Company Benefit Plans	59
Company Board	1
Company Board Recommendation	45
Company Bylaws	35
Company Certificate	13
Company Class A Common Stock	59
Company Class B Common Stock	59
Company Common Stock	59
Company Contract	21
Company Disclosure Schedule	9
Company Equity Awards	5
Company ERISA Affiliate	59
Company Fundamental Representations	53
Company Indemnified Parties	41
Company IP Contract	21
Company Leased Properties	24
Company Material Adverse Effect	59
Company Owned Intellectual Property	60
Company Owned Properties	23
Company Real Property	24
Company Registered Owned Intellectual Property	60
Company Related Parties	58
Company Restricted Stock Unit Award	5
Company SEC Reports	14
Company Stock Option	4

Company Stock Plan	60
Company Subsidiary Securities	12
Competition Laws	61
Compliant	61
Confidentiality Agreement	37
Contract	61
Copyrights	61
Credit Agreements	61
Debt Commitment Letter	31
Delaware Secretary	3
DGCL	1
Disclosed Conditions	32
Dissenting Shares	8
Dissenting Stockholder	9
DOJ	39
Effective Time	3
Enforceability Exceptions	13
Environmental Laws	23
Equity Interest	62
ERISA	62
Exchange Act	62
Exchange Agreements	2
Exchange Ratio	62
Exchanges	2
Financing	31
FTC	39
GAAP	62
Go-Shop Period	44
Governmental Entity	62
Governmental Requirements	14
Hazardous Material	62
Holdings	1
HSR Act	62
Indebtedness	62
Information Statement	13
Information Systems	26
Initial Superior Proposal Notice	45
Intellectual Property	63
Intervening Event	63
IRS	63
Key Holders	2
Key Holders Exchange	2
Key Holders Exchange Agreement	1
knowledge	69
Laws	63
Lease	24

v

Lender Related Parties	63
Lenders	31
Letter of Transmittal	7
Liens	63
LLC Agreement	11
LLC Options	63
LLC Units	1
made available	70
Marketing Period	63
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Organizational Documents	30
Multiemployer Plan	18
Multiple Employer Plan	18
Nasdaq	64
New Plans	41
No-Shop Period Start Date	44
Notice Period	45
Offering Materials	50
Off-the-Shelf Software	64
Old Certificate	4
Open License Terms	64
Order	17
Outside Date	55
Parent	1
Parent Common Shares	64
Parent Disclosure Schedule	29
Parent Material Adverse Effect	64
Parent Organizational Documents	30
parties	70
Patents	64
Paying Agent	7
Payment Fund	7
Permits	20
Permitted Encumbrances	24
person	69
Personal Information	64
Premium Cap	42
Public Software	64
Registered Intellectual Property	65
Related Software	64
Release	65
Representatives	65
Required Information	65
Requisite Company Vote	13

Requisite Regulatory Approvals	65
Sarbanes-Oxley Act	65
Satisfaction Time	3
SEC	65
Securities Act	65
Special Committee	1
Special Committee Financial Advisor	16
SRO	65
Stockholder Consent	2
Subsidiary	66
Substitute RSU Award	5
Substitute Stock Option	5
Superior Proposal	66
Superior Proposal Change Notice	46
Supplemental Financial Statements	52
Support Agreement	2
Surviving Corporation	1
Takeover Statutes	27
Tax	66
Tax Return	66
Taxes	66
Termination Fee	66
TRA	11
Trade Secrets	66
Trademarks	67
Transaction Document	67
Transaction Litigation	48
Willful and Material Breach	67
Work	64

Exhibits

Exhibit A –Certificate of Merger

Exhibit B – Form of Certificate of Incorporation

Exhibit C – Debt Commitment Letter

Exhibit D – Acceptable Confidentiality Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 14, 2017 (this “Agreement”), by and among H&E Equipment Services, Inc., a Delaware corporation (“Parent”), Neff Corporation, a Delaware corporation (“Company”), and Yellow Iron Merger Co., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article IX below.

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into Company (the “Merger”), with Company surviving the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) on the terms and subject to the conditions set forth herein;

WHEREAS, the Special Committee of the Board of Directors of Company (the “Special Committee”) has unanimously recommended to the Board of Directors of Company (the “Company Board”) that the Company Board should approve this Agreement and the transactions contemplated thereby;

WHEREAS, the Company Board, subsequent to and consistent with the recommendation of the Special Committee, has by a unanimous vote of the members of the Company Board (a) determined that it is in the best interests of Company and its stockholders, and declared it advisable, to enter into this Agreement and the Transaction Documents, (b) approved the execution, delivery and performance of this Agreement (which constitutes an “agreement of merger” as such term is used in Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”) and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including the Merger in accordance with the DGCL, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of Company;

WHEREAS, Parent, as the sole stockholder of Merger Sub has approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the DGCL;

WHEREAS, the Boards of Directors of Parent and Merger Sub have unanimously (a) determined that it is in the best interests of Parent, Merger Sub and their respective stockholders, and declared it advisable, to enter into this Agreement and the Transaction Documents and (b) approved the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including the Merger;

WHEREAS, concurrently herewith, as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain stockholders of Company are entering into an Exchange and Termination Agreement (the “Key Holders Exchange Agreement”), with Company, Parent, and Neff Holdings LLC (“Holdings”), pursuant to which, immediately prior to the Closing, the Common Units (the “LLC Units”), will be exchanged (the “Key Holders Exchange”) for shares of Company Class A Common Stock immediately prior to the Effective Time;

WHEREAS, concurrently herewith, as a condition and material inducement to Parent’s willingness to enter into this Agreement, the LLC Optionholders (as defined therein) are entering into an Exchange and Termination Agreement (together with the Key Holders Exchange Agreement, the “Exchange Agreements”), with Company, Parent, Holdings and the Management Representative (as defined therein), pursuant to which, immediately prior to the Closing, LLC Options, after giving effect to the exercise of the LLC Options for LLC Units, will be exchanged (together with the Key Holders Exchange, the “Exchanges”) for shares of Company Class A Common Stock immediately prior to the Effective Time;

WHEREAS, concurrently herewith certain stockholders of Company (together, the “Key Holders”) have entered into a support agreement with Parent (the “Support Agreement”), pursuant to which, among other things, the Key Holders will agree to vote all their shares of Company Common Stock in favor of adoption of this Agreement, approval of the Merger and approval of any other matters required to be approved or adopted in order to effect the Merger and the other transactions contemplated hereby;

WHEREAS, concurrently herewith each of the Key Holders has executed and delivered to Parent a written consent (a “Stockholder Consent”) approving this Agreement, the Merger and the other transactions contemplated hereby in accordance with the DGCL (including Section 228(c) of the DGCL), effective contingent upon the execution of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and other transactions contemplated hereby and also to prescribe certain conditions to the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into Company. Company shall be the surviving corporation in the Merger, as a wholly owned subsidiary of Parent, and shall continue its corporate existence under the Laws of the State of Delaware as the Surviving Corporation. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, NY 10036-6745, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) (the “Satisfaction Time”), unless another date, time or place is agreed to in writing prior to such date by Parent and Company; provided that notwithstanding the occurrence of the Satisfaction Time, (x) if the Marketing Period has not ended as of the Satisfaction Time, Parent will not be required to consummate the Closing until the earlier of (a) any business day during the Marketing Period as may be specified by Parent on no less than three (3) business days’ prior written notice to Company, and (b) the second (2nd) business day after the final day of the Marketing Period (subject, in each case, to the continued satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof)) and (y) the Closing shall occur no earlier than the first (1st) business day after the No-Shop Period Start Date (or, if applicable, solely if there is a Holdover Proposal, the Delayed No-Shop Period Start Date). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Any party may participate in the Closing by electronic delivery of documents and/or funds.

1.3    Effective Time. Subject to the terms and conditions of this Agreement, at the Closing, Parent and Company shall cause to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) a certificate of merger effecting the Merger in substantially the form attached hereto as Exhibit A (the “Certificate of Merger”), as provided in Section 251 of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary or at such other date or time as Parent and Company shall agree in writing and shall specify in the Certificate of Merger (such date and time the Merger becomes effective being the “Effective Time”).

1.4    Effects of the Merger. At the Effective Time, the Surviving Corporation shall succeed to all the properties, assets, rights, privileges, immunities, powers and franchises and be subject to all of the debts, liabilities, restrictions, disabilities and duties of Company and Merger Sub, and the Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

1.5    Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of any shares of capital stock or Equity Interests of Parent, Merger Sub or Company:

(a)    Each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time after giving effect to the Specified Exchange (as defined in the Exchange Agreements) (except for, in each case, shares (x) (i) held in the treasury of Company or (ii) owned, directly or indirectly, by Parent, Merger Sub or any of their respective Subsidiaries and (y) Dissenting Shares) shall be cancelled and automatically converted, in accordance with the procedures set forth in this Agreement, into the right to receive an amount equal to (A) $21.07 in cash, without interest minus (B) the Adjustment Amount (the “Merger Consideration”). The “Adjustment Amount” shall mean an amount equal to the quotient of (i) the total costs actually incurred by Parent with respect to the items set forth on Annex A, and (ii) the number of shares of Company Class A Common Stock issued and outstanding on the Closing Date (after giving effect to the Specified Exchange (as defined in the Exchange Agreements) but excluding shares held in the treasury of Company) plus the number of shares of Company Class A Common Stock issuable in respect of the Company Equity Awards outstanding on the Closing

Date, whether vested or unvested; provided, however, that in no event will the Adjustment Amount exceed $0.44. The Adjustment Amount shall be deemed to be zero in the event that Parent or Merger Sub have breached any covenant or agreement contained in Section 6.3 of this Agreement and such breach has materially delayed the clearance, termination, or expiration of any required waiting period under the HSR Act.

(b)    Each share of Company Class B Common Stock outstanding or held in treasury immediately prior to the Effective Time shall be cancelled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor.

(c)    All the shares of Company Class A Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Class A Common Stock) previously representing any such shares of Company Class A Common Stock shall thereafter represent only the right to receive the Merger Consideration, without interest thereon. Without limiting the other provisions of this Agreement, if following the execution and delivery of this Agreement and prior to the Effective Time, Company Common Shares or other Equity Interests of Company shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities (other than the issuance of additional shares of capital stock of Company as permitted by this Agreement and the issuance of shares of Company Class A Common Stock in connection with the Exchanges), including by reason of a reorganization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any other similar event, an appropriate and proportionate adjustment shall be made to the Merger Consideration and any other amounts payable pursuant to this Agreement to reflect such event.

(d)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of any shares of capital stock or Equity Interests of Parent, Merger Sub or Company, all shares of Company Common Stock that are owned by Company (including if held in the treasury of Company), Parent or Merger Sub or their direct or indirect Subsidiaries shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6    Surviving Corporation Common Stock. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable of common stock, par value $0.01 per share, of the Surviving Corporation.

1.7    Treatment of Company Equity Awards.

(a)    At the Effective Time, each option to purchase shares of Company Class A Common Stock granted by Company, whether vested or unvested, that is outstanding and unexercised as of the Effective Time (each, a “Company Stock Option”) shall be cancelled and shall cease to be outstanding and shall not be assumed.

(b)    In consideration of the cancelation and termination of each Company Stock Option (or portion thereof) that is outstanding and unvested as of the Effective Time, Parent shall issue an option to purchase Parent Common Shares (each, a “Substitute Stock Option”). Each Substitute Stock Option generally shall have, and be subject to, the same terms and conditions as were applicable to the Company Stock Option in respect of which such Substitute Stock Option was granted immediately prior to the Effective Time (including any vesting provisions), provided that (i) each Substitute Stock Option shall be exercisable for that number of whole Parent Common Shares equal to the product (rounded down to the nearest whole number) of (w) the number of shares of Company Class A Common Stock that were issuable upon the exercise of the Company Stock Option (or portion thereof) in respect of which such Substitute Stock Option was granted immediately prior to the Effective Time and (x) the Exchange Ratio and (ii) the per share exercise price for the Parent Common Shares issuable upon exercise of such Substitute Stock Option shall equal the quotient (rounded up to the nearest whole cent) of (y) the exercise price per share of Company Class A Common Stock applicable to the Company Stock Option (or portion thereof) in respect of which such Substitute Stock Option was granted immediately prior to the Effective Time and (z) the Exchange Ratio.

(c)    In consideration of the cancelation and termination of each Company Stock Option (or portion thereof) that is outstanding and vested (based solely on the terms of the applicable Company Stock Option and without the exercise of any discretion by Company or any other Person) as of the Effective Time, Parent shall cause the Surviving Corporation or one of its Subsidiaries to pay the holder thereof an amount in cash (less applicable Tax withholdings) within ten (10) days after the Closing Date equal to the product of (i) the Merger Consideration, minus the per share exercise price for the Company Class A Common Stock issuable under such Company Stock Option (or portion thereof), multiplied by (ii) the number of shares of Company Class A Common Stock subject to such Company Stock Option (or portion thereof) as of the Effective Time.

(d)    At the Effective Time, each restricted stock unit award in respect of shares of Company Class A Common Stock granted by Company, whether vested or unvested, that is outstanding as of the Effective Time (a “Company Restricted Stock Unit Award” and, together with the Company Stock Options, the “Company Equity Awards”) shall be canceled and shall cease to be outstanding and shall not be assumed.

(e)    In consideration of the cancelation and termination of each Company Restricted Stock Unit Award that is outstanding and unvested as of the Effective Time, Parent shall issue an award of time-vesting restricted stock units (each a “Substitute RSU Award”) relating to the number of Parent Common Shares equal to the product of (i) the number of shares of Company Class A Common Stock with respect to which such Company Restricted Stock Unit Award was unvested as of immediately prior to the Effective Time and (ii) the Exchange Ratio. Each Substitute RSU Award issued pursuant to this Section 1.7(e) generally shall be subject to the same terms and conditions (including, without limitation, any time-based vesting schedule) as applied to the related Company Restricted Stock Unit Award in respect of which such Substitute RSU Award was granted, provided that any performance vesting condition shall be waived.

(f)    In consideration of the cancelation and termination of each Company Restricted Stock Unit Award that is outstanding and vested (based solely on the terms of the applicable Company Restricted Stock Unit Award and without the exercise of any discretion by Company or any other Person) as of the Effective Time, Parent shall cause the Surviving Corporation or one of its Subsidiaries to pay the holder thereof an amount in cash within ten (10) days after the Closing Date equal to the product of (i) the Merger Consideration, multiplied by (ii) the number of shares of Company Class A Common Stock with respect to which such Company Restricted Stock Unit Award was so vested as of immediately prior to the Effective Time.

(g)    Notwithstanding the forgoing or any provision of this Agreement to the contrary, the Substitute Stock Options and the Substitute RSU Awards will be revised to reflect that such awards are in respect of Parent Common Shares, and may contain such modifications to the Company Equity Awards as Parent deems appropriate to reflect the consummation of the transactions contemplated by this Agreement and Company becoming a Subsidiary of Parent.

(h)    Prior to the Effective Time, Company shall take all actions necessary to cause the Company Equity Awards to be treated as set forth in this Section 1.7, including, without limitation, the Company Board and its compensation committee, as applicable, adopting any resolutions and taking all other actions (including providing any required notices and obtaining any required consents) that are necessary to effectuate the provisions of this Section 1.7. Notwithstanding anything herein to the contrary, each holder of vested Company Stock Options shall be entitled to exercise his or her vested Company Stock Options prior to the Effective Time by tendering to Company a check in the full amount of their respective exercise price, in which case such holder shall be treated as a holder of Company Class A Common Stock under Section 1.5. Buyer and the Surviving Corporation and their respective Subsidiaries shall be entitled to deduct and withhold from the amounts otherwise payable to the holders of the Company Equity Awards pursuant to this Agreement such amounts that Buyer or the Surviving Corporation or any of their respective Subsidiaries is required to withhold from such holders in connection with such payments under the Code or any other provision of Tax Laws. To the extent withheld and deducted, such amounts shall be remitted by Buyer or the Surviving Corporation or any of their respective Subsidiaries to the applicable Governmental Entity on behalf of the applicable holders of the Company Equity Awards and treated for all purposes of this Agreement as having been paid to the applicable holders of the Company Equity Awards.

1.8    Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, (a) the certificate of incorporation of Company shall be amended so as to read in its entirety as set forth on Exhibit B hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation and (b) the bylaws of the Surviving Corporation shall be amended to read in their entirety as the bylaws of Merger Sub immediately prior to the execution of this Agreement (provided that the name of Merger Sub shall be replaced with the name of the Surviving Corporation).

1.9    Directors of the Surviving Corporation. Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1    Paying Agent; Surrender and Payment.

(a)    Prior to the Effective Time, Parent shall enter into a paying agent agreement in form and substance reasonably acceptable to Company with a paying agent designated by Parent and reasonably acceptable to Company (the “Paying Agent”). At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited by Merger Sub, with the Paying Agent, for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, cash in an amount sufficient to allow the Paying Agent to pay the aggregate Merger Consideration that is payable in respect of all of the shares of Company Class A Common Stock represented by the Old Certificates, other than Dissenting Shares and shares to be cancelled and retired pursuant to Sections 1.5(b) and (d) (such cash being hereinafter referred to as the “Payment Fund”). The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation, or as otherwise directed by Parent. As promptly as reasonably practicable after the Effective Time, but in no event later than ten (10) calendar days thereafter, Parent shall cause the Paying Agent to mail to each person who was, immediately prior to the Effective Time, a holder of record of one or more Old Certificates representing shares of Company Class A Common Stock at the Effective Time (other than any shares to be cancelled and retired pursuant to Sections 1.5(b) and (d)), a letter of transmittal and instructions (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery or transfer, as applicable, of the Old Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration (the “Letter of Transmittal”). For the avoidance of doubt, no amount payable in respect of the Company Equity Awards shall be included in the Payment Fund.

(b)    Each holder of shares of Company Class A Common Stock that have been converted into the right to receive the Merger Consideration (other than the Dissenting Shares and any shares cancelled and retired pursuant to Sections 1.5(b) and (d)) shall be entitled to receive the Merger Consideration in respect of the shares of Company Class A Common Stock represented by an Old Certificate as promptly as reasonably practicable following (i) surrender to the Paying Agent of an Old Certificate (or effective affidavits of loss in lieu thereof in accordance with Section 2.1(f)), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Paying Agent (or receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of book-entry shares, together with such other documents as may be reasonably requested by the Paying Agent). No interest will be paid or accrued with respect to any property to be delivered upon surrender of Old Certificates. Until surrendered as contemplated by this Section 2.1(b), each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration.

(c)    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered or transferred Old Certificate, as applicable, is registered, it shall be a condition to such payment that (i) such Old Certificate shall be properly endorsed or shall otherwise be in proper form for transfer (in the case of a book-entry share, such Old Certificate shall be properly transferred), and (ii) the person requesting such exchange shall pay to the Paying Agent in advance any transfer or other similar Taxes required by reason of such payment to a Person other than the registered holder of such Old Certificate, or required for any other reason, or shall establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

(e)    Any portion of the Payment Fund that remains unclaimed by the stockholders of Company for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of Company who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Company, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (in a form reasonably satisfactory to Parent) by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, and following the Paying Agent’s receipt of Letter of Transmittal required by this Section 2.1 with respect to the shares of Company Common Stock represented by such Old Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration.

2.2    Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary, each issued and outstanding share of Company Common Stock the holder of which has not voted in favor of, or otherwise consented to, the adoption of this Agreement and that is entitled to and has properly perfected his, her or its right to dissent under Section 262 of the DGCL and has not effectively withdrawn or lost such right as of the Effective Time with respect to such shares (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL, except as provided in this Section 2.2. Company shall give Parent prompt written notice upon receipt by Company of any such demands for payment of the fair value of such shares of Company Common Stock, any withdrawals of such notice and any other instruments provided pursuant to applicable Law with respect to appraisal rights (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”). Company shall not, except with the prior written consent of Parent, voluntarily make, or commit or agree to make, any payment with respect to, or settle or offer to settle, any such demand for appraisal or payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Stockholder as may be necessary to perfect appraisal rights under the DGCL. Company shall give Parent the opportunity to participate in and control all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (a) as disclosed in the corresponding sections of the disclosure schedule delivered by Company to Parent prior to the execution hereof (the “Company Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that such item has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect and (ii) any disclosures made with respect to a Section of this Article III shall be deemed to qualify (A) any other Section of this Article III specifically referenced or cross-referenced and (B) other sections of this Article III to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure on its face that such disclosure is relevant to such other sections or (b) as disclosed in any Company SEC Reports filed prior to the date hereof (but disregarding disclosures contained under the heading “Risk Factors” or disclosures of risks set forth in any “forward-looking statements” disclaimer, or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) (it being agreed that any matter disclosed in such Company SEC Reports shall not be deemed to qualify any of the Company Fundamental Representations), Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1    Corporate Organization.

(a)    Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. True and complete copies of the Charter Documents, each as in effect as of the date of this Agreement, have previously been made available by Company to Parent. Each Charter Document is in full force and effect as of the date hereof, and Company and its Subsidiaries are not in material violation of their respective Charter Documents.

(b)    Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(c)    Each Subsidiary of Company is duly organized and validly existing under the Laws of its jurisdiction of organization. Each Subsidiary of Company (i) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, and (ii) has all requisite corporate, limited liability company or other organizational, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(d)    Section 3.1(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of (x) all Subsidiaries of Company, including their jurisdiction of formation and the number and type of any Equity Securities of each such Subsidiary that are outstanding (including the identity of the equity holders and, as of the date hereof, percentages of outstanding Equity Interests owned by each such person), and (y) all outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Company or any of its Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire any securities of any other person for its or their own account. Other than as set forth on Section 3.1(d) of the Company Disclosure Schedule, (A) neither Company, nor any of its Subsidiaries, directly or indirectly owns any Equity Interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any Equity Interest in, any person, and (B) neither Company, nor any of its Subsidiaries, has, directly or indirectly, agreed, arranged, committed or undertaken to provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person.

3.2    Capitalization.

(a)    The authorized capital stock of Company consists of 100,000,000 shares of Company Class A Common Stock, par value $0.01 per share, 15,000,000 shares of Company Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.00 per share. As of the business day immediately prior to the date of this Agreement, no shares of capital stock or other Equity Interests of Company are issued, reserved for issuance or outstanding, other than (i) 8,888,801 shares of Company Class A Common Stock issued and outstanding, which number excludes 264,240 shares of Company Class A Common Stock reserved for issuance upon the settlement of outstanding Company Restricted Stock Unit Awards (of which 264,240 shares of Company Class A Common Stock are subject to Company Restricted Stock Unit Awards subject to a specified level of performance, assuming maximum performance), (ii) 264,240 shares of Company Class A Common Stock authorized in respect of outstanding Company Restricted Stock Unit Awards assuming maximum performance, (iii) 0 shares of Company Common Stock held in treasury, (iv) 799,965 shares of Company Class A Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, and (v) 14,951,625 shares of Company Class B Common Stock, all of which will be cancelled as a result of the Exchanges pursuant to the Exchange Agreements. There are no dividend equivalents accrued or unpaid on the Company Equity Awards as of the date of this Agreement. Company has not issued any Equity Interests of Company since the business day immediately prior to the date of this Agreement through the date hereof and, as of the date hereof, none of Company’s shares of preferred stock, par value $0.00 per share, are issued or outstanding. All the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, issued in compliance with applicable Law and are fully paid, nonassessable and not subject to, or issued in violation of, any preemptive or similar contractual rights. No bonds, debentures, notes or other Indebtedness that have the right to vote on any matters on which stockholders of Company may vote are issued or outstanding (or which is convertible into or exchangeable for, Equity Interests having such rights). Other than the Company Equity Awards, the LLC Units and the LLC Options, in each case, issued prior to the date of this Agreement, there are not outstanding any options, warrants, convertible securities, subscription rights, conversion rights, exchange rights, phantom stock or units, restricted equity, equity appreciation rights, puts, calls, redemptions, repurchase or other rights or agreements, arrangements or commitment of any kind that obligate Company or any Subsidiary thereof to issue, transfer dispose of, redeem, repurchase, acquire or sell any Equity Interests, or make payments based on the value of any Company Common Stock.

(b)    Except for the Support Agreement, the Exchange Agreements, the Second Amended and Restated Limited Liability Company Agreement of Holdings, dated as of November 26, 2014 (the “LLC Agreement”), by and among Holdings, Wayzata Opportunities Fund II, L.P., Wayzata Opportunities Fund Offshore II, L.P. and Company, and the Tax Receivable Agreement, dated November 26, 2014, by and among Company, Wayzata Opportunities Fund II, L.P., Wayzata Opportunities Fund Offshore II, L.P., the several holders of LLC Options, the Management Representative and other members of Holdings from time to time a party thereto (the “TRA”), there are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which Company or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Company Common Stock, any other Equity Interests of Company or any Company Subsidiary Securities. There are no outstanding Contracts or obligations requiring Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock, other Equity Interests of Company or any Company Subsidiary Securities, except in connection with the vesting or exercise of a Company Equity Award.

(c)    Section 3.2(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Equity Awards and LLC Options outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares or LLC Units subject to each such Company Equity Award or LLC Option, as applicable, (iii) the grant date of each such Company Equity Award or LLC Option, as applicable, (iv) the plan under which each such Company Equity Award or LLC Option, as applicable, was granted, (v) the exercise price for each LLC Option and each such Company

Equity Award that is a Company Stock Option, (vi) the vesting schedule applicable to each such LLC Option and Company Equity Award (including whether the vesting will be accelerated by the execution of this Agreement or the consummation of the Merger), and (vii) the expiration date of each LLC Option and each such Company Equity Award that is a Company Stock Option. Each Company Option is exempt from the requirements of Code Section 409A.

(d)    As of the date hereof, there are 23,840,426 LLC Units outstanding, which number excludes 757,937 LLC Options. 14,951,625 LLC Units are exchangeable on a one-to-one basis for shares of Company Class A Common Stock in accordance with and subject to the terms of the LLC Agreement. Except as set forth on Section 3.2(d) of the Company Disclosure Schedule, there are not outstanding (i) any other Equity Interests of any Subsidiary of Company, (ii) securities of any Subsidiary of Company that are convertible into or exchangeable for, at any time, Equity Interests of any Subsidiary of Company, (iii) any options, warrants, convertible securities, subscription rights, conversion rights, exchange rights, phantom stock or units, restricted equity, equity appreciation rights, puts, calls, redemptions, repurchase or other rights or agreements, arrangements or commitment of any kind that obligate any Subsidiary of Company to issue, transfer dispose of, redeem, repurchase, acquire or sell, or make payments based on the value of, any other Equity Interests of any Subsidiary of Company or (iv) any obligations of any Subsidiary of Company to issue, any Equity Interests or securities convertible into or exchangeable for Equity Interests of any Subsidiary of Company (the items in clauses (i) through (iv), together with the outstanding Equity Interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”). Except as set forth on Section 3.2(d) of the Company Disclosure Schedule, Company owns, directly or indirectly, all the issued and outstanding Company Subsidiary Securities free and clear of any Liens, and all such Company Subsidiary Securities are duly authorized and validly issued and are fully paid, nonassessable and not subject to, or issued in violation of, any preemptive or similar contractual rights. Except as set forth on Section 3.2(d) of the Company Disclosure Schedule, no Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any Company Subsidiary Securities or any securities representing the right to purchase or otherwise receive any Company Subsidiary Securities. No bonds, debentures, notes or other Indebtedness that have the right to vote on any matters on which holders of Company Subsidiary Securities may vote are issued or outstanding (or which is convertible into or exchangeable for, Company Subsidiary Securities having such rights).

(e)    Except as set forth on Section 3.2(e) of the Company Disclosure Schedules, as of the date hereof, none of Company or any of its Subsidiaries has any Indebtedness. Company and its Subsidiaries have not made any payments in connection with or pursuant to the TRA or, in the past twelve (12) months, the LLC Agreement.

(f)    Company does not have a “poison pill” or similar stockholder rights plan that is in effect.

3.3    Authority; No Violation.

(a)    Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger has, upon the unanimous recommendation of the Special Committee, been duly and validly approved by unanimous vote of the Company Board, not subsequently rescinded or modified in any way as of the date hereof. The Company Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its stockholders, and has resolved, subject to Section 6.8, to recommend adoption of this Agreement to Company’s stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding shares of Company Common Stock (if and to the extent required by applicable Law and the Amended and Restated Certificate of Incorporation of Company, as amended (the “Company Certificate”)) (the “Requisite Company Vote”) and the filing and recordation of appropriate merger documents as required by the DGCL, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby (including the Merger) and perform Company’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b)    Except as set forth on Section 3.3(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement and the other Transaction Documents to which Company or any of its Subsidiaries is a party by Company or its Subsidiaries, as applicable, nor the consummation by Company or its Subsidiaries of the transactions contemplated hereby or thereby, nor compliance by Company or its Subsidiaries with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Charter Documents or (ii) assuming that the Requisite Company Vote is obtained and that the consents, approvals and filings referred to in Section 3.4(a) through (c) are duly obtained and/or made, (A) violate any Law applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of this clause (ii)) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

3.4    Consents and Approvals. Except for (a) the filing with the SEC of an information statement of the type contemplated by Rule 14c–2 under the Exchange Act related to the Merger and this Agreement (such information statement, including any amendment or supplement thereto, the “Information Statement”) and other filings required under, and in compliance with other applicable requirements of, the Securities Act, the Exchange Act, and the rules of Nasdaq,

(b) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (c) the pre-merger notification requirements under the HSR Act, (the requirements in clauses (a) through (c), collectively, the “Governmental Requirements”) and (d) where the failure to obtain such approval or consent would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no consents, approvals, waivers or authorizations of or filings or registrations with or notices to any Governmental Entity are necessary in connection with (A) the execution and delivery by Company of this Agreement or any other Transaction Documents to which Company is a party or (B) the consummation by Company of the Merger and the other transactions contemplated hereby or the Transaction Documents.

3.5    SEC Reports. Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, definitive proxy statements and other documents (including exhibits and all other information incorporated by reference) required to be filed with or furnished to the SEC by Company or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2015 (the “Company SEC Reports”). The Company SEC Reports are publicly available (including via the SEC’s EDGAR filing system). Except to the extent corrected by subsequent Company SEC Reports, no Company SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement and only to the extent publicly available) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Company SEC Reports and, to Company’s knowledge, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation. None of Company’s Subsidiaries is required to file or furnish as an issuer any forms, reports or other documents with the SEC pursuant to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

3.6    Financial Statements.

(a)    The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) and, upon and following delivery, the Supplemental Financial Statements (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated statements of operations, cash flows, changes in stockholders’ deficit and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth

(subject in the case of unaudited statements to the absence of footnotes and to normal year-end audit adjustments normal in nature and amount and as permitted by GAAP and the applicable rules and regulations of the SEC), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been, since January 1, 2015, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Deloitte & Touche LLP has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that is of a nature required to be reflected on its consolidated balance sheets prepared in accordance with GAAP, except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2017 or in connection with this Agreement and the transactions contemplated hereby, or (iii) as set forth on Section 3.6(b) of the Company Disclosure Schedule. Except as disclosed in the Company SEC Reports, none of Company or any of its Subsidiaries maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act.

(c)    Except as set forth on Section 3.6(c) of the Company Disclosure Schedule, the records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. Company (i) maintains a system of disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act, and (ii) has disclosed, based on its most recent evaluation of its chief executive officer and chief financial officer prior to the date hereof, to Company’s outside auditors and the audit committee of Company Board (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect Company’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Company, any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Company’s auditors and audit committee and a copy has been previously made available to Parent.

(d)    Since January 1, 2014, (i) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors or employees to the Company Board or any committee thereof or to the knowledge of Company, to any director or officer of Company.

(e)    Each of the principal executive officer and the principal financial officer of Company (or each former principal executive officer and each former principal financial officer of Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Since January 1, 2014, neither Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) (excluding reimbursable ordinary business expenses) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Company or any of its Subsidiaries. Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of NYSE, except for any non-compliance that would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

3.7    Broker’s Fees. None of Company, any of its Subsidiaries nor any of their respective affiliates, officers or directors has employed any broker, finder, financial advisor or other similar person, or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement and the Transaction Documents, other than with respect to Deutsche Bank Securities Inc. (the “Special Committee Financial Advisor”). Company has disclosed to Parent the fee terms provided for in connection with its engagement of the Special Committee Financial Advisor and made available to Parent a true and correct copy of Company’s engagement letter with the Special Committee Financial Advisor (with reasonable and customary redactions thereto).

3.8    Absence of Certain Changes or Events. Since December 31, 2016 through the date of this Agreement, (a) Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice, (b) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, and (c) neither Company nor any of its Subsidiaries have taken any action that if taken after the date of this Agreement would constitute a violation of Section 5.2.

3.9    Legal and Regulatory Proceedings.

(a)    As of the date hereof, except as is not, or would not reasonably be expected to be, either individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole, there is no Action pending, or, to Company’s knowledge, threatened against or involving Company or any of its Subsidiaries, any of their respective properties or assets or any of the current or former directors or executive officers of Company or any of its Subsidiaries (and to Company’s knowledge, there is no basis for any such Action). There is not currently any internal investigation or inquiry being conducted by Company, the Company Board (or any committee thereof) or, to Company’s knowledge, any third party or Governmental Entity at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues, in each case that has or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b)    As of the date hereof, except as would not reasonably be expected to be, either individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole, there is no injunction, order, judgment, decree, assessment, decision, ruling or regulatory restriction (each, an “Order”), whether temporary, preliminary or permanent, imposed upon Company or any of its Subsidiaries or the assets or properties of Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent, Surviving Corporation or any of their respective affiliates).

3.10    Taxes and Tax Returns. (a) Each of Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects; (b) all material Taxes of Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid; (c) neither Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect; (d) no deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Company or any of its Subsidiaries; (e) neither Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (ii) has any liability for the Taxes of any person (other than Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; (f) neither Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code; (g) neither Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and (h) Holdings is treated as a partnership for U.S. federal income tax purposes and each Subsidiary of Holdings is a disregarded entity for U.S. federal income tax purposes.

3.11    Employees.

(a)    Section 3.11(a) of the Company Disclosure Schedule lists all Company Benefit Plans.

(b)    Company has provided, or made available, to Parent with respect to each Company Benefit Plan, to the extent applicable, true and complete copies of (i) each Company Benefit Plan and all amendments thereto (and in the case of an unwritten Company Benefit Plan, a written description thereof), (ii) the current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recent IRS Form 5500 and all schedules thereto, (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual report, nondiscrimination testing report, actuarial report, financial statements and trustee reports, and (vii) all communications from any Governmental Entity concerning any audit or investigation of such Company Benefit Plan by a Governmental Entity.

(c)    Each Company Benefit Plan has been established, operated, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Company nor any of its Subsidiaries has any knowledge of any plan defect that remains uncorrected.

(d)    None of Company and its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, (i) contributed to or been obligated to contribute to any plan that (A) is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (B) is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or (C) has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), or (ii) incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(e)    Neither Company, nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except pursuant to Section 4980B of the Code.

(f)    Except as would not result in a material liability to Company or any of its Subsidiaries, all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period in the prior three (3) years through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(g)    Except as would not reasonably be likely to result, either individually or in the aggregate, in material liability to Company or any of its Subsidiaries, there are no pending or, to Company’s knowledge, threatened claims (other than routine individual claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Company’s knowledge, no set of circumstances exists that may reasonably be likely to give rise to a claim or lawsuit against, any of the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans.

(h)    Except as set forth on Section 3.11(h) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause an acceleration of the funding, vesting, exercisability, or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or independent contractor of Company or any of its Subsidiaries under any Company Benefit Plan, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

(i)    Except as set forth on Section 3.11(i) of the Company Disclosure Schedules, no payment or benefit (whether in cash, in property, acceleration of vesting or in the form of benefits) by Company or any of its Subsidiaries that is “contingent” (within the meaning of Code Section 280G) on the transactions contemplated hereby will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Company nor any of its Subsidiaries maintains, contributes to or is required to contribute to, a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Company or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle. Neither Company nor any of its Subsidiaries has any obligation to indemnify any person for any Taxes pursuant to Code Sections 409A or 4999.

(j)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to Company’s knowledge, threatened labor grievances, labor arbitrations or unfair labor practice claims or charges against Company or any of its Subsidiaries.    There are no, and have not been since January 1, 2014, any pending or, to Company’s knowledge, threatened strikes, lockouts, work stoppages, slowdowns, union election petitions, demands for recognition, or other labor disputes against Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization applicable to employees of Company or any of its Subsidiaries and, to Company’s knowledge, there are no organizing efforts by any labor organization seeking to represent any employees of Company or any of its Subsidiaries.

(k)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, Company and each of its Subsidiaries are in compliance, and have at all times since January 1, 2014 complied, in all respects with all Laws applicable to Company or any of its Subsidiaries relating to labor, employment, and employment practices, including all Laws and provisions thereof relating to wages, hours, equal employment opportunities, employment discrimination and retaliation, harassment, hiring, firing, promotion, employee benefits, immigration, plant closures or mass layoffs, leaves of absence, occupational safety and health, workers’ compensation and unemployment insurance, and collective bargaining. Except as would not result in a material liability to Company or any of its Subsidiaries, with respect to each individual who renders services to Company or any of its Subsidiaries, Company and each of its Subsidiaries have accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and for each individual classified as an employee, Company and each of its Subsidiaries have classified him or her as overtime exempt or overtime nonexempt under all applicable Laws.

(l)    Neither Company nor any of its Subsidiaries has ordered or implemented a plant closing or mass layoff within the meaning of, or taken any other action that required notice under, the Worker Adjustment and Retraining Notification Act or any similar Law since January 1, 2014.

3.12    Compliance with Applicable Law.

(a)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, Company and each of its Subsidiaries hold, and have at all times since January 1, 2014 held, all licenses, franchises, permits, approvals and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (the “Permits”), and no suspension or cancellation of any such Permit is pending or, to Company’s knowledge, threatened. Company and its Subsidiaries are in compliance with the terms of all such Permits, except for such failures to be in compliance that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) Company and each of its Subsidiaries are in compliance, and have at all times since January 1, 2014 complied, in all respects with all Laws and Orders applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective businesses or properties is bound and (ii) since January 1, 2014, no Governmental Entity has issued any written notice or notification stating that Company or any of its Subsidiaries is not in compliance with any Law or Order. Since January 1, 2012, none of the Company, any of its Subsidiaries or any of their respective officers, directors, or to the Company’s knowledge, agents (in their capacity as such) is or has been in violation of any Law applicable to its properties, rights or other assets or its businesses or operations relating to (A) the use of corporate funds for political activity or for the purpose of obtaining or retaining business, (B) payments to government officials from corporate funds, or (C) bribes, rebates, payoffs, influence payments, kickbacks or the provision of similar benefits.

3.13    Certain Contracts.

Except for this Agreement, Section 3.13 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each Contract (except for purchase orders executed in the normal course of business in each case in an amount less than $150,000), to which Company or any of its Subsidiaries is a party or is otherwise bound, of the type described below (the “Company Contracts”):

(a)    (i) for the purchase by Company or any of its Subsidiaries of rental fleet equipment in an amount in excess of $500,000 per year per agreement or (ii) that require Company or any of its Subsidiaries to purchase all or any part of its rental fleet equipment from any one or more suppliers;

(b)    relating to employment and consulting or severance, in each case that involve an aggregate future or potential liability in excess of $500,000 per agreement;

(c)    which is a material agreement relating to the licensing or transfer of Intellectual Property rights by Company or any of its Subsidiaries to a third party or by a third party to Company or any of its Subsidiaries (other than licenses for Off-The-Shelf Software) (each, a “Company IP Contract ” and collectively, the “Company IP Contracts”);

(d)    which limit the freedom of Company or any of its Subsidiaries (or, after giving effect to the Merger, Parent and/or its Subsidiaries) to compete in any line of business, channel of distribution or within any geographic area or with any person, or otherwise limit the ability of Company, its Subsidiaries or any of their respective affiliates to solicit or sell any product or other assets to any person (other than customary confidentiality and nondisclosure obligations);

(e)    which contains any “most favored nation” or exclusivity terms, including such terms for pricing;

(f)    relating to mortgages, indentures, notes, bonds, credit agreements, loan agreements, security agreements, guarantees or other agreements relating to Indebtedness incurred or provided by Company or any of its Subsidiaries (including capital leases and any caps, swaps, collars or similar derivative transactions) in an aggregate amount of $500,000 or more (with the amount of Indebtedness in respect of any derivative transaction being the amount of net payments that Company or any of its Subsidiaries have to make in the event of an early termination on the date Indebtedness of such person is being determined);

(g)    which is a partnership agreement, joint venture agreement or similar agreement relating to Company and its Subsidiaries;

(h)    with customers that provide for receipt by Company or any of its Subsidiaries of more than $500,000 per year per contract or agreement;

(i)    which requires or is in respect of any unpaid capital commitment or capital expenditure (or series of capital expenditures) by Company or any of its Subsidiaries in an amount in excess of $500,000 individually or $2,500,000 in the aggregate;

(j)    which restricts payment of dividends or distributions in respect of the capital stock or Equity Interests of Company or any of its Subsidiaries;

(k)    under which Company and its Subsidiaries are obligated to make or are expected to receive payments in the future in excess of $500,000 in any annual period or $2,000,000 during the life of the Contract (in each case, other than under Company Benefit Plans or other than Contracts between Company and any of its Subsidiaries or between any of Company’s Subsidiaries);

(l)    that is a Lease;

(m)    which (i) relates to any material acquisitions and sales of businesses made by Company or any of its Subsidiaries within the five (5) year period prior to the date of this Agreement or otherwise relates to the acquisition or disposition, directly or indirectly, of assets or Equity Interests (by merger, capital contribution or otherwise) of any person for aggregate consideration in excess of $3,000,000 or pursuant to which Company or any of its Subsidiaries has continuing “earn out” or other contingent obligations after the date of this Agreement; (ii) gives any person the right to acquire any material assets of Company or its Subsidiaries after the date of this Agreement other than in the ordinary course of business consistent with past practice; or (iii) contains a put, call, right of first refusal or similar right pursuant to which Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any of the foregoing; and

(n)    any other Contract which constitutes a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act, whether or not filed by Company with the SEC (other than a Company Benefit Plan).

Neither Company nor any of its Subsidiaries is in, or has received written notice of any, material violation or material breach of a Company Contract, and, to Company’s knowledge, no other party to a Company Contract is in material violation or material breach of a Company Contract. Neither Company nor any of its Subsidiaries has received written notice of termination of any Company Contract and no party to any Company Contract has provided written notice to the Company or any of its Subsidiaries exercising or threatening to exercise any termination rights with respect thereto or of any dispute with respect to any Company Contract. Section 3.13(a) of the Company Disclosure Schedule sets forth (x) a true, correct and complete list of all material acquisitions and sales of businesses made by Company or any of its Subsidiaries within the five (5) year period prior to the date of this Agreement and (y) a true, correct and complete list of any continuing earn-out obligations arising out of the acquisitions referred to in clause (x). In each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Contract is valid and binding on Company or one of its Subsidiaries, as applicable, and to Company’s knowledge, each other party thereto; (ii) each Company Contract is in full force and effect and enforceable against Company or one of its Subsidiaries, as applicable, and each other party thereto in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions); (iii) Company and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Company Contract, (iv) to Company’s knowledge, each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Company or any of its Subsidiaries under any such Company Contract. True and complete copies of each Company Contract have been made available to Parent.

3.14    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect: (a) Company and its Subsidiaries are in compliance, and have at all times since January 1, 2014 complied, with all Laws relating to public health and safety, worker health and safety related to exposure to hazardous substances, or pollution or protection of the environment or natural resources, including those relating to the presence, use, handling, generation, transportation, labeling, storage, disposal, discharge, Release, control, or cleanup of Hazardous Materials (collectively, “Environmental Laws”), which compliance includes, without limitation, obtaining, maintaining and complying with all permits, licenses, certifications, registrations and other authorizations required by Environmental Laws to conduct their respective businesses and own their respective properties, rights and assets; (b) neither Company nor any of its Subsidiaries has received any written notice, claim or report regarding any actual or alleged violation of Environmental Laws by Company or any of its Subsidiaries or any actual or alleged liabilities of Company or any of its Subsidiaries arising under Environmental Laws, in both cases which remain unresolved, and there are no Actions pending seeking to impose on Company or any of its Subsidiaries any liability or obligation arising under Environmental Law; (c) Company and its Subsidiaries are not subject to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any material liability or obligation with respect to any Environmental Law; (d) there has been no Release of, or exposure of any person to, Hazardous Materials by Company, any of its Subsidiaries, or, to the knowledge of Company, any other person at any real property currently or formerly owned, leased or operated by Company or any of its Subsidiaries which could reasonably be expected to result in Company or any of its Subsidiaries incurring any liability or obligation pursuant to Environmental Law; (e) except for contingent liabilities incurred in the ordinary course of business, neither Company nor any of its Subsidiaries has assumed by contract (including indemnity agreement) or operation of law the liability of another person under Environmental Law; and (f) Company has provided to Parent all environmental reports, audits, permits, claim notices and other documents in the possession or control of Company or any of its Subsidiaries that are material to a reasonable understanding of the liabilities and obligations of Company pursuant to Environmental Law.

3.15    Properties.

(a)    Section 3.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of physical addresses for all real estate owned by Company or any of its Subsidiaries (together with all buildings, structures, fixtures and improvements thereon and all of Company’s and its Subsidiaries’ rights thereto) (the “Company Owned Properties”). Such Company Owned Properties are owned by Company or its applicable Subsidiaries free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances or restrictions that do not materially and adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties,

(iv) inchoate mechanics’ and materialmen’s Liens for construction or other work in progress or which relate to amounts not yet due and payable, (v) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice, (vi) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (vii) all matters that would be disclosed by a current and accurate survey of such properties (clauses (i) through (vii), collectively, “Permitted Encumbrances”), in each case except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. Other than the Company Owned Properties, neither Company nor any of its Subsidiaries owns any real property.

(b)    Section 3.15(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of physical addresses for real property (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”) that Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy pursuant to a lease, sublease, license or other similar Contract providing the right to use or occupy any material real property (each, a “Lease”). Company or its applicable Subsidiary has a valid leasehold interest in all Company Leased Properties and is in possession of the properties purported to be leased thereunder, and each Lease is valid without default thereunder by the lessee or, to the knowledge of Company, the lessor. The Company or applicable Subsidiary holds the leasehold estate in each Company Leased Property free and clear of all Liens except for Permitted Encumbrances. Company or its Subsidiaries have not subleased, licensed or otherwise granted any person the right to use or occupy the Company Leased Properties or any portion thereof. Company and each of its Subsidiaries has complied with the terms of all Leases, and all Leases are in full force and effect, except for such failures to comply or be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    All plants, warehouses, distribution centers, structures and other buildings situated on the Company Owned Properties and Company Leased Properties are in good condition and repair and are sufficient for the operation of Company’s business in the ordinary course consistent with past practice, normal wear and tear excepted, except, in each case, as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no pending or, to the knowledge of Company, threatened condemnation proceeding against any Company Real Property that is material to Company.

3.16    Title to Tangible Assets, Condition of the Assets.

(a)    Except as would not reasonably be expected, either individually or in the aggregate, to have a Company Material Adverse Effect, Company and its Subsidiaries have legal and valid title to, or in the case of leased assets, valid and subsisting leasehold interests in, all of the tangible personal assets used by Company and its Subsidiaries in connection with the conduct of the business of Company and its Subsidiaries, free and clear of all Liens other than Permitted Encumbrances.

(b)    All owned or leased tangible personal assets of Company and its Subsidiaries (other than the Company Owned Properties and Company Leased Properties) are in all material respects in good working order, repair and operating condition, other than rental fleet under repair or out of service in the ordinary course of business.

3.17    Intellectual Property.

(a)    Section 3.17(a) of the Company Disclosure Schedule contains a complete and accurate list of all Company Registered Owned Intellectual Property, in each case listing, as applicable, (i) the name of the applicant/registrant and current owner (other than, in each case, with respect to internet domain names), (ii) the jurisdiction where the application/registration is located (or, for internet domain names, the applicable registrar), (iii) the application or registration number, and (iv) the filing date, issuance/registration/grant date (other than with respect to internet domain names) and expiration date. Each item of Company Registered Owned Intellectual Property is to Company’s knowledge, valid and enforceable. Company and its Subsidiaries exclusively own all Company Owned Intellectual Property, free and clear of any Liens other than any Permitted Encumbrances. There is no Action pending or, to Company’s knowledge, threatened, that challenges the validity, enforceability, registration, ownership or use of any material Company Owned Intellectual Property.

(b)    Company and each of its Subsidiaries owns, or is licensed to use in the Company IP Contracts (in each case, free and clear of any Liens other than any Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted; and the conduct of the respective business of Company and each of its Subsidiaries does not infringe, misappropriate or otherwise violate and since January 1, 2014 has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party. To Company’s knowledge, no third party is challenging, infringing, misappropriating or otherwise violating and, since January 1, 2014, has challenged, infringed, misappropriated or otherwise violated any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by Company or its Subsidiaries. Neither Company nor any of its Subsidiaries has received any written notice of any claim of infringement, misappropriation or other violation with respect to the Intellectual Property of any third party.

(c)    Neither Company nor any of its Subsidiaries is in material breach of any of the Company IP Contracts and neither Company nor any of its Subsidiaries has notified in writing any third party, and no third party has notified Company or any of its Subsidiaries, of any such breach.

(d)    Company and its Subsidiaries take, and have taken, commercially reasonable measures, generally consistent with industry standards, to safeguard Company’s and its Subsidiaries’ Trade Secrets. To the knowledge of Company, (i) no employee, independent contractor or agent of Company or any of its Subsidiaries has misappropriated any Trade Secrets of Company or any of its Subsidiaries in the course of his or her performance as an employee, independent contractor or agent and (ii) no employee, independent contractor or agent of Company or any of its Subsidiaries is in material default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property of Company or its Subsidiaries. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither Company nor any of its Subsidiaries has disclosed any of the Trade Secrets or confidential information included in the Company Owned Intellectual Property to any third party, other than pursuant to a written confidentiality agreement.

(e)    The software, hardware, computer systems, telecommunications equipment and systems, and Internet and intranet sites (collectively, the “Information Systems”) that are used or relied on by Company and its Subsidiaries in the conduct of their business are in good working condition (ordinary wear and tear excepted), fulfill the purposes for which they were acquired or developed and have industry standard and commercially reasonable security, back-ups and disaster recovery arrangements in place, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. Company and its Subsidiaries have met or exceeded commercially reasonable industry standards to safeguard the availability, security and integrity of the Information Systems and all data and information stored thereon, including from unauthorized access and infection by unauthorized code, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. The Information Systems of Company and its Subsidiaries have not, to Company’s knowledge, suffered any material security breach or material failure. No material included in the Company Owned Intellectual Property contains any computer code or any other procedure, routine or mechanism which may cause any Company Owned Intellectual Property to be subject to any Open License Term, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(f)    Each of Company and its Subsidiaries, as applicable, has a valid and legal right (whether contractually, by Law or otherwise) to access and use all Personal Information that is accessed and used by such Company and its Subsidiaries in connection with the use and operation of the business of Company and its Subsidiaries. Company and each Subsidiary has commercially reasonable safeguards in place to protect Personal Information in its possession or control from unauthorized access by any third party, including the employees and contractors of Company and its Subsidiaries. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) there has been no unauthorized access, use or disclosure of Personal Information in the possession or control of Company or any of its Subsidiaries or any of their contractors, (ii) Company and its Subsidiaries have at all times complied with all applicable Laws relating to privacy, data protection and the collection and use of personal information and user information including that of its customers and employees, and they have the unrestricted right to transfer to Surviving Corporation all such information, and (iii) following the Closing Date, Surviving Corporation shall have rights to use such information equivalent to the rights to use such information that Company and its Subsidiaries had prior to the Closing Date. Neither the execution, delivery nor performance of this Agreement nor the consummation of any of the transactions contemplated under this Agreement will violate any applicable privacy Law as it currently exists or existed at any time during which any of the Personal Information was collected or obtained.

(g)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, the execution, delivery or performance of this Agreement and the consummation of the Merger will not contravene, conflict with or result in any limitation on the Surviving Corporation’s right, title or interest in or to any Company Owned Intellectual Property.

3.18    Affiliate Transactions.

(a)    No director, officer or affiliate (other than Subsidiaries of Company) of Company is, or has been since January 1, 2014, a party to any transaction, Contract or other legally binding arrangement or legally binding understanding with Company or its Subsidiaries (other than under Company Benefit Plans as set forth under Section 3.11(a) of the Company Disclosure Schedule) or has any material interest in any property used by Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that have not been so disclosed in the Company SEC Reports.

(b)    Without limiting the generality of Section 3.18(a), none of the Key Holders or their respective affiliates is, or has been since January 1, 2014, a party to any transaction, Contract or other legally binding arrangement or legally binding understanding with Company or its Subsidiaries or has any material interest in any property used by Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that have not been so disclosed in the Company SEC Reports.

3.19    State Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub contained in Section 4.1(b) are true and correct, the Company Board has approved this Agreement, the Transaction Documents (including the Support Agreement and the Exchange Agreements) and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “interested stockholder” or other similar anti-takeover statute or regulation enacted under any Laws applicable to Company or any of its Subsidiaries (any such Laws, “Takeover Statutes”).

3.20    Opinion. Prior to the execution of this Agreement, the Special Committee has received an opinion (which, if initially rendered orally, has been confirmed by a written opinion, dated the same date) from the Special Committee Financial Advisor, to the effect that, as of the date thereof, based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of the outstanding shares of Company Common Stock, excluding from such holders Parent and Wayzata Investment Partners LLC and their affiliates and executive officers of the Company. Such opinion has not been amended, withdrawn or rescinded as of the date of this Agreement. Company has made available to Parent a true, correct and complete copy of such opinion for informational purposes only.

3.21    Company Information. The Information Statement (or any amendment or supplement thereto) when filed with the SEC and at the time it is mailed to holders of Company Common Stock and any other documents and financial statements of Company incorporated by reference in the Information Statement or any amendment or supplement thereto, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Information Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion or incorporation by reference in the Information Statement.

3.22    Insurance. (a) Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice, and neither Company nor any of its Subsidiaries received notice of cancellation, suspension, denial, limitation of coverage or termination of such policy or to the effect that Company or its Subsidiaries are in default under any such insurance policy; (b) each such policy is outstanding and in effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies; and (c) all premiums and other payments due under any policy have been paid, and all claims thereunder have been filed in due and timely fashion, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

3.23    Books and Records. The books and records of Company and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein.

3.24    No Other Representations or Warranties. Except for the representations and warranties made by Company in this Article III or in the certificate delivered pursuant to Section 7.2(d), neither Company (nor any other person on Company’s behalf) makes or has made any other express or implied representation or warranty with respect to Company or its Subsidiaries or their respective business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, or with respect to any estimates, projections, forecasts and other forward-looking information or business or strategic plan information regarding Company and its Subsidiaries, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement or any financial statements, including projections, estimates, forecasts or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, “data rooms” maintained by Company or its Representatives, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective affiliates, stockholders or Representatives (in any form or through any medium). In particular, and without limiting the generality of the foregoing, except as expressly set forth in this Article III or in the certificate delivered pursuant to Section 7.2(d), neither Company (nor any other person on Company’s behalf) makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (b) any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or the course of the transactions related hereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the corresponding sections of the disclosure schedule delivered by Parent and Merger Sub to Company prior to the execution hereof (the “Parent Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent or Merger Sub that such item has had or would reasonably be reasonably expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, and (iii) any disclosures made with respect to a Section of this Article IV shall be deemed to qualify (A) any other Section of this Article IV specifically referenced or cross-referenced and (B) other sections of this Article IV to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure is relevant to such other sections or (b) as disclosed in any Parent SEC Reports filed prior to the date hereof (but disregarding disclosures contained under the heading “Risk Factors” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to Company as follows:

4.1    Corporate Organization.

(a)    Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware

(b)    None of Parent, Merger Sub or their respective controlled affiliates own, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any shares of Company Common Stock or Equity Interests that are convertible, exchangeable or exercisable into Company Common Stock, and none of Parent, Merger Sub or their respective controlled affiliates holds any rights to acquire or vote any shares of Company Common Stock except pursuant to this Agreement. During the three (3) year period prior to the action of the Company Board taken on July 14, 2017, neither Parent nor Merger Sub, alone or together with any other person, was at any time, or became, an “interested stockholder” of Company as defined in Section 203 of the DGCL, or has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement, the Merger or any transactions contemplated hereby.

4.2    Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding Equity Interests of Merger Sub. Merger Sub was incorporated solely for the purpose of engaging in the Merger and has engaged in no other business activities other than those relating to the Merger.

4.3    Authority; No Violation.

(a) Each of Parent and Merger Sub has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger has been duly and validly approved by the unanimous vote of the Board of Directors of each of Parent and Merger Sub, not subsequently rescinded or modified in any way as of the date hereof. The Board of Directors of each of Parent and Merger Sub has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of such company and its stockholders. No other proceedings on the part of either Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby (including the Merger) and perform Parent’s obligations hereunder. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b) Neither the execution and delivery of this Agreement and the other Transaction Documents to which Parent or Merger Sub is a party by Parent or Merger Sub, as applicable, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof or thereof, will (i) violate any provision of (A) Parent’s Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, as amended, each as in effect as of the date of this Agreement (together, the “Parent Organizational Documents”) or (B) Merger Sub’s certificate of incorporation, as amended, and bylaws, as amended, each as in effect as of the date of this Agreement (the “Merger Sub Organizational Documents”) or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (C) violate any Law applicable to Parent, Merger Sub or any of their Subsidiaries or any of their respective properties or assets or (D) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any of their Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of this clause (ii)(D)) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

4.4    Consents and Approvals. Except for (i) the Governmental Requirements, (ii) where the failure to obtain such approval or consent would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by each of Parent and Merger Sub of this Agreement or (B) the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

4.5    Legal and Regulatory Proceedings.

(a)    As of the date hereof, there is no Action pending or, to Parent’s knowledge, threatened, against or involving Parent, Merger Sub or any of their respective Subsidiaries, any of their respective assets or properties or any of their current or former directors or executive officers, except as would not reasonably be expected to, either individually or in the aggregate, have a Parent Material Adverse Effect.

(b)    As of the date hereof, there is no Order, whether temporary, preliminary or permanent, imposed upon Parent, Merger Sub, any of their respective Subsidiaries or the assets or properties of Parent, Merger Sub or any of their respective Subsidiaries, except as would not reasonably be expected to, either individually or in the aggregate, have a Parent Material Adverse Effect.

4.6    Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its Representatives specifically for inclusion or incorporation by reference in the Information Statement (or any amendment or supplement thereto) when filed with the SEC and at the time it is mailed to holders of Company Common Stock or any amendment or supplement thereto, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion or incorporation by reference in the Information Statement.

4.7    Financing. Attached hereto as Exhibit C is a true and complete copy of an executed debt commitment letter, a redacted (as to fees and certain other economic terms, but not as to conditionality) fee letter and related term sheets (as amended or otherwise modified, the “Debt Commitment Letter”) from Wells Fargo Bank, National Association, WF Investment Holdings, LLC and Wells Fargo Securities, LLC (the “Lenders”) pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to provide Parent and/or Merger Sub with loans in the amounts described therein (the “Financing”). The Debt Commitment Letter is a legal, valid and binding obligation of Parent or Merger Sub and, to Parent’s knowledge, the other parties thereto, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). As of the date hereof, the Debt Commitment Letter is in full force and effect, and has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect. As of the date hereof, (i) neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in the Debt Commitment Letter, and (ii) to Parent’s knowledge, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach, default or failure by Parent or Merger Sub to satisfy any condition precedent set forth therein. As of the date hereof, no Lender has notified Parent or Merger Sub of its intention to terminate the Debt Commitment Letter or not to provide the Financing. The net proceeds from the Financing, together with cash on hand at the Parent, will be sufficient to consummate the Merger and the other transactions contemplated by this Agreement, including the payment by Parent and Merger Sub of the aggregate Merger Consideration, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any related repayment or refinancing of any Indebtedness of Company or any of its Subsidiaries, and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. Parent or Merger Sub has paid in full any and all commitment or other fees required by the Debt Commitment Letter that are due as of the date hereof. Other than the Debt Commitment Letter, there are no side letters, understandings or other agreements or arrangements setting forth conditions precedent or other contingencies related to the funding of the full amount of the Financing to which Parent, Merger Sub or any of their respective Affiliates are a party. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing or the conditions precedent thereto, other than as explicitly set forth in the Debt Commitment Letter (the “Disclosed Conditions”). As of the date hereof, neither Parent nor Merger Sub has any legally binding obligation to accept any condition precedent to such funding other than the Disclosed Conditions, nor any reduction to the aggregate amount available under the Debt Commitment Letter on the Closing Date (nor any term (including any flex or original issue discount term) or condition which would have the effect of reducing the aggregate amount available under the Debt Commitment Letter on the Closing Date). As of the date hereof, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing at the Closing, or that the Financing will not be available to Parent or Merger Sub on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing.

4.8    Broker’s Fees. Neither Parent, Merger Sub, their Subsidiaries nor any of their respective affiliates, officers or directors has employed any broker, finder, financial advisor or other similar person, or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement and the Transaction Documents, other than with respect to Wells Fargo Securities, LLC.

4.9    No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Article IV or the certificate delivered pursuant to Section 7.3(c), neither Parent nor Merger Sub (nor any other person on their behalf) makes or has made any other express or implied representation or warranty with respect to Parent, Merger Sub or their Subsidiaries or affiliates or their respective business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, or with respect to any estimates, projections, forecasts and other forward-looking information or business or strategic plan information regarding Parent, Merger Sub and their Subsidiaries, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement or any financial statements, including projections, estimates, forecasts or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, “data rooms” maintained by Parent, Merger Sub or their Representatives, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Company or any of its affiliates, stockholders or Representatives (in any form or through any medium). In particular, and without limiting the generality of the foregoing, except as expressly set forth in this Article IV or the certificate delivered pursuant to Section 7.3(c), neither Parent nor Merger Sub (nor any other person on their behalf) makes or has made any express or implied representation or warranty to Company or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent, Merger Sub, any of their Subsidiaries or their respective businesses or (b) any oral or written information presented to Company or any of its respective Representatives in the course of their due diligence investigation of Parent and Merger Sub, the negotiation of this Agreement or the course of the transactions related hereto.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Business of Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.1 of the Company Disclosure Schedule, as expressly required by this Agreement or any Transaction Document, as required by Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), Company shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and in compliance with applicable Law, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships.

5.2    Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly required by this Agreement, any Transaction Document, or as required by Law, Company shall not, and shall not permit any of its Subsidiaries to and shall cause its Subsidiaries not to, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(a)    incur, offer, place, arrange, syndicate, assume, guarantee, prepare or otherwise become liable for any Indebtedness (directly, contingently or otherwise) for borrowed money or guarantee any such Indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company or any of its Subsidiaries, or guarantee any debt securities of another person or other Indebtedness or incur any Liens, other than Permitted Liens, in each case other than (i) Indebtedness for borrowed money incurred under the Credit Agreements in the ordinary course of business consistent with past practice, (ii) any Indebtedness among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, or (iii) guarantees by Company of Indebtedness of wholly owned Subsidiaries of Company, which Indebtedness is incurred in compliance with this Section 5.2(a);

(b)

(i)    adjust, split, combine or reclassify any Equity Interests;

(ii)    (A) make, declare, set aside or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any Equity Interests or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or Equity Interests (except (1) dividends paid by any Subsidiary of Company to Company or any of its wholly owned Subsidiaries or (2) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards, in each case in accordance with past practice and the terms of the applicable Company Stock Plan and award agreements as in effect as of the date hereof) or (B) make any payments in connection with or pursuant to the TRA; or

(iii)    issue, sell or otherwise permit to become outstanding any shares of Company Common Stock or additional shares of capital stock or Equity Interests or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or Equity Interests or any options, warrants or other rights of any kind to acquire any shares of capital stock or Equity Interests (including any Company Equity Awards) of Company or any of its Subsidiaries, except for (x) the issuance of shares upon the exercise of Company Stock Options outstanding as of immediately prior to the execution of this Agreement in accordance with the terms of the applicable Company Stock Plan and award agreements as in effect as of immediately prior to the execution of this Agreement, (y) the vesting or settlement of Company Equity Awards that are outstanding as of immediately prior to the execution of this Agreement as in effect as of immediately prior to the execution of this Agreement or (z) in connection with the exchange of LLC Units for shares of Company Class B Common Stock in accordance with the Company Certificate and LLC Agreement;

(c)    sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its material properties or assets (whether by way of merger, consolidation, sale of shares or assets, or otherwise) (other than to a wholly owned Subsidiary of Company) (including any capital stock or other Equity Interests of any Subsidiary), or cancel, release, waive or assign any Indebtedness owing to Company or its Subsidiaries or any claims held by any such person, in each case other than (i) sales of assets in the ordinary course of business consistent with past practice or (ii) any Permitted Encumbrances;

(d)    make any investment (whether by purchase of stock or securities, contributions to capital, property transfers, purchase of or otherwise) in any property or assets of any other individual, corporation or other entity, other than an investment in a wholly owned Subsidiary of Company, except for any such transaction (i) for which the consideration paid (including assumed Indebtedness) does not exceed $1,000,000, and (ii) which is in the ordinary course of business consistent with past practice;

(e)    except as required under applicable Law or the terms of any Company Benefit Plan as in effect immediately prior to the date hereof, (i) enter into or adopt any employee benefit or compensation plan, program, policy or arrangement for the benefit of any current or former employee, officer, director or consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit of any current or former employee, officer, director or consultant,

(iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant (or any beneficiary or dependent of any of the foregoing) other than increases in the base salary of non-officer employees in the ordinary course of business consistent with past practice, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend (whether in writing or through the interpretation of) any existing, employment, severance, change in control, retention, bonus guarantee or similar plan, program, agreement or arrangement, (vii) fund any rabbi trust, (viii) terminate the employment or services of (or provide a termination notice to) any employee in a position of Vice President or above (including, for the avoidance of doubt, any officers) or any other employee whose annual base salary plus target annual bonus opportunity plus commissions for the most recently completed fiscal year was, or for the current fiscal year is expected to be, greater than $200,000], other than for performance, or (ix) (A) hire any employee who will have a position of Vice President or above (including, for the avoidance of doubt, any officers) or whose annual base salary plus target annual bonus opportunity plus commissions is expected to be greater than $200,000 or (B) engage any consultant whose annualized fees would exceed $200,000;

(f)    (i) settle any Transaction Litigation except in accordance with Section 6.10, or (ii) settle, release, waive or compromise any other Action, or any other threatened or potential Action, except in the ordinary course of business consistent with past practice, in an amount and for consideration not in excess of $1,000,000 individually or $2,500,000 in the aggregate and that would not impose any restriction or require any action that, individually or in the aggregate, would or would reasonably be expected to be material to Company and its Subsidiaries, taken as a whole, or affect the Merger and the other transactions contemplated hereby;

(g)    (i) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiration date), or waive any provisions of, any Company Contract, except for renewals of Company Contracts with substantially similar terms as the existing Company Contact (other than Company Contracts disclosed pursuant to clauses (d) or (e) of Section 3.13), or (ii) enter into any new Contract that (x) would have been a Company Contract if it were entered into on or prior to the date of this Agreement other than such Contracts entered into with customers and suppliers in the ordinary course of business consistent with past practice that would not have been Company Contracts under clauses (a), (d) or (e) of Section 3.13 if entered into on or prior to the date of this Agreement, or (y) contains a change in control or similar provision in favor of the other party or parties thereto that would require a payment to or give rise to any rights to such other party or parties in connection with the consummation of the Merger (including in combination with any other event or circumstance);

(h)    amend or propose to amend the Company Certificate, Amended and Restated Bylaws of Company, as amended (the “Company Bylaws”) or comparable governing documents of its Subsidiaries;

(i)    merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(j)    implement, make or adopt any material change in its accounting principles, practices or methods, other than as may be required by a change in GAAP or by applicable Laws, guidelines or policies imposed by any Governmental Entity;

(k)    other than in the ordinary course of business consistent with past practice, (i) make, change or revoke any material Tax election, (ii) change an annual Tax accounting period, adopt or materially change any Tax accounting method, (iii) file any amended Tax Return, (iv) enter into any closing agreement with respect to Taxes, (v) settle any material Tax claim, audit, assessment or dispute, (vi) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or (vii) surrender any offset or other reduction in Tax liability or any right to claim a refund of a material amount of Taxes;

(l)    make any revaluation of any material asset (including any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent with past practice;

(m)    make, authorize any payment of or commit to make any capital expenditures (including with respect to any fleet equipment) in excess of $2,500,000, except for expenditures required by applicable Law, in response to actual casualty loss or property damage or as contemplated by Company’s 2017 or 2018 budget (copies of which have been made available to Parent);

(n)    enter into any Contract with any Affiliate of Company or any of its Subsidiaries or any indemnification agreement with a Company Indemnified Party, or make or agree to make any payments in connection with or pursuant to the TRA or the LLC Agreement;

(o)    exercise any discretion to accelerate, or otherwise take any other action to cause, the vesting of any Company Equity Award; or

(p)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Access to Information.

(a)    Neither Parent nor Merger Sub shall be permitted to conduct any invasive sampling or testing, including any Phase II environmental assessment, with respect to any property of Company or its Subsidiaries. Upon reasonable notice and subject to applicable Laws, Company shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of Parent reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to all of Company’s properties, books, contracts, personnel, information technology systems and records, and each shall reasonably cooperate with Parent in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, nondisclosure and similar agreements with service providers), and, during such period, Company shall, and shall cause its Subsidiaries to, make available to Parent such information concerning its business, properties and personnel as Parent may reasonably request, in each case other than any such matters that relate to the negotiation and execution of this Agreement or (except as required by Section 6.8) to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other parties relating to any competing or alternative transactions. Parent shall use commercially reasonable efforts to minimize any interference with Company’s regular business operations during any such access. Upon reasonable notice and subject to applicable Laws, Company shall, and shall cause its Subsidiaries to, furnish or otherwise make available to the officers, employees, accountants, counsel, advisors and other representatives of Parent such information concerning its businesses as is reasonably relevant to Parent in connection with the transactions contemplated by this Agreement. Company and its Subsidiaries shall not be required to provide access to or to disclose information where such access or disclosure would, based on the advice of outside counsel, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty, or binding agreement entered into prior to the date of this Agreement. Company will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    Each party shall hold all information furnished by or on behalf of it or any of its Subsidiaries or representatives pursuant to Section 6.1(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality and Nondisclosure Agreement, dated March 27, 2017, by and between Parent and Company (the “Confidentiality Agreement”).

(c)    No investigation by Parent, Company or their respective representatives pursuant to this Section 6.1(c) shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement is intended to give either Parent or Company, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, it is intended that each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2    Information Statement.

(a)    Parent and Company shall cooperate and promptly prepare and Company shall promptly file with the SEC no later than ten (10) calendar days after the date of this Agreement the Information Statement. The Information Statement shall contain (i) the notice of action by written consent required by Section 228(e) of the DGCL and (ii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL.

(b)    Parent and Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the

Information Statement or any other statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it to Company in writing specifically for inclusion or incorporation by reference in the Information Statement will when filed with the SEC and at the time it is mailed to holders of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Parent further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Information Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform Company and to take appropriate steps to correct the Information Statement. Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Information Statement as promptly as reasonably practicable after receipt thereof and to have the Information Statement cleared by the staff of the SEC as promptly as reasonably practicable after such filing.

(c)    No amendment or supplement to the Information Statement will be made by Company without the approval of the Parent (such approval not to be unreasonably withheld, conditioned or delayed). Company shall promptly provide notice to Parent of any correspondence or communications with or comments from the SEC and shall provide Parent with copies of all such written comments and written correspondence and a detailed written summary of any substantive oral communications with the SEC. Company shall not submit any response letters or other correspondence to the SEC without the approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed).

(d)    Prior to filing or mailing the Information Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response and shall, in good faith, consider the reasonable comments of Parent. As promptly as reasonably practicable after the Information Statement has been cleared by the SEC or after ten (10) calendar days have passed since the date of filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement, Company shall promptly file with the SEC the Information Statement in definitive form as contemplated by Rule 14c–2 promulgated under the Exchange Act substantially in the form previously cleared or filed with the SEC, as the case may be, and mail a copy of the Information Statement to Company’s stockholders of record in accordance with Sections 228 and 262 of the DGCL.

6.3    Filings; Reasonable Best Efforts.

(a)    In connection with this Agreement and the transactions contemplated hereby, the parties hereto shall (i) use their reasonable best efforts to obtain as promptly as practicable any necessary consents, approvals, waivers and authorizations of, actions or nonactions by, and make, as promptly as reasonably practicable, all necessary filings and submissions with, any Governmental Entity or third party necessary; provided that in no event shall (A) Company or any of its Subsidiaries (1) be required to pay or agree to pay any fee, penalty or other consideration (other than the HSR Act filing fee), or modify any Company Contract, to obtain any consent, approval, clearance, order, waiver or authorization in connection with the transactions contemplated by this Agreement under any Company Contract or (2) take any of the foregoing actions without Parent’s prior written consent (provided further that, if Parent provides such written consent, Parent shall reimburse Company and/or its Subsidiaries the amount of such payment) or (B) Parent or Merger Sub be required to pay or agree to pay any fee, penalty or other consideration (other than the HSR Act filing fee), or agree to modify any Company Contract, to obtain any consent, approval, clearance, order, waiver or authorization in connection with the transactions contemplated by this Agreement, (ii) use reasonable best efforts to (A) avoid any suit, action, petition to deny, objection, proceeding or investigation, whether judicial or administrative and whether brought by a Governmental Entity or any third party, and (B) avoid the entry of, or to effect the dissolution of, any injunction, stay, temporary restraining order or other order in any such suit, action, petition to deny, objection, proceeding or investigation, in each case, challenging this Agreement or the transactions contemplated hereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) cooperate with each other in (A) determining which filings are required to be made prior to the Effective Time with, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities or third parties in connection with the execution and delivery of this Agreement and the other Transaction Documents and consummation of the transactions contemplated hereby and thereby and (B) making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations, (iv) use reasonable best efforts to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable, and (v) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, and cooperate with each other in order to do, all other things reasonably necessary or appropriate to cause the Closing to occur and to consummate the transactions contemplated hereby as soon as practicable; provided that, for the avoidance of doubt, none of the parties hereto shall be obligated or required by this Section 6.3 to waive a condition to Closing set forth in Article VII.

(b)    Without limiting the generality of Section 6.3(a), and subject to Sections 6.3(c), Parent and Company shall, and shall cause their respective Subsidiaries to (i) as soon as practicable and in no event later than ten (10) business days after the date of this Agreement, each prepare and file any pre-merger notification required under the HSR Act to be filed with the Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”) and (ii) promptly provide any supplemental information requested or required by the FTC and DOJ in connection with such notification in substantial compliance with the HSR Act and other applicable Laws. The parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to the HSR Act prior to their submission. In connection with the foregoing, with respect to this Agreement and the transactions contemplated hereby, (w) the parties agree to provide the other (or its outside counsel, where appropriate), with any information that may be necessary or advisable to make such applications, notices, and/or filings, including, upon request by the other, all information concerning itself, its Subsidiaries, directors, officers, and stockholders, and copies of any material correspondence, filing or communication (or oral summaries or memoranda setting forth the substance thereof) between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of their respective staffs and/or any third party, on the other hand, (x) each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein; (y) prior to submitting or making any such correspondence, filing or communication to any such Governmental Entity or members of their respective staffs, the parties shall first provide the other party with a copy of such correspondence, filing or communication in draft form, and incorporate all reasonable comments timely made by the other party with respect thereto; and (z) to the extent permitted by applicable Law, each of the parties shall not agree to participate in any meeting or discussion with any such Governmental Entity or third party in respect of any filing, investigation, or inquiry concerning this Agreement unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement.

(c)    Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) neither Parent nor Merger Sub shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither Parent nor Merger Sub nor any of their affiliates shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the Company or any of its Subsidiaries, (B) the imposition of any limitation or regulation on the ability of Parent or any of its affiliates to freely conduct their business or own such assets, or (C) the holding separate of Company, the Surviving Corporation or their Subsidiaries or any limitation or regulation on the ability of Parent or any of its affiliates to exercise full rights of ownership of the Company, the Surviving Corporation and their Subsidiaries.

(d)    From the date of this Agreement until the earlier of the termination hereof and the Effective Time, Parent shall not, without the written consent of Company, make any acquisition or enter into any joint venture or other business combination if such acquisition, joint venture or business combination would reasonably be expected to materially delay or materially hinder the clearance, termination, or expiration of any required waiting period under the HSR Act or other Competition Law.

(e)    Company shall deliver to Parent, prior to the Closing, a statement in form and substance reasonably acceptable to Parent certifying that Company has at no time during the past five (5) years been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

6.4    Employee Matters.

(a)    With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employee becomes eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation to: (i) with respect to any New Plan that provides medical, dental, vision or prescription drug benefits, use commercially reasonable efforts to (A) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each such Continuing Employee and his or her eligible dependents under any New Plans that replaces coverage under a Company Benefit Plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, and (B) for the plan year in which the Closing occurs, provide each such Continuing Employee and his or her eligible dependents with credit for any co-payments or deductibles paid under an analogous Company Benefit Plan during the portion of the plan year in which the Closing occurs through the Effective Time (to the same extent that such credit was given under such Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under the applicable New Plans for the plan year in which the Closing occurs; and (ii) recognize all service of each such Continuing Employee with Company and its Subsidiaries (and their respective predecessors, if applicable) for all purposes in any New Plan; provided that the foregoing service recognition shall not apply (x) to the extent it would result in duplication of benefits for the same period of services, (y) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (z) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(b)    Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person, other than the parties hereto, including any current or former employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.5    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time until the sixth (6th) anniversary thereof, Parent agrees to cause Surviving Corporation to indemnify and hold harmless each present and former director, officer or employee of Company and its Subsidiaries or fiduciaries of Company or any of its Subsidiaries under Company Benefit Plans (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of (i) the fact that such person is or was a director, officer or employee of Company or any of its Subsidiaries or is or was a fiduciary of Company or any of its Subsidiaries under Company Benefit Plans, in each case at or prior to the Effective Time or (ii) matters, acts or omissions existing or occurring at or prior to the Effective Time, including the Merger and transactions contemplated by this Agreement, the Transaction Documents, the Information Statement and the documents referenced herein and therein, in each case to the same extent (and solely to such extent) as such persons are indemnified as of the date of this Agreement by Company pursuant to the Charter Documents and any indemnification agreements in existence as of the date hereof that are set forth on Section 6.5 of the Company Disclosure Schedule; and Parent shall also cause the Surviving Corporation to advance expenses as incurred by such Company Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Company pursuant to the Charter Documents and any indemnification agreements in existence as of the date hereof that are set forth on Section 6.5 of the Company Disclosure Schedule; provided, however, that the Company Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Certificate, the Company Bylaws, the governing or organizational documents of any Subsidiary of Company or any such indemnification agreements, as applicable, and applicable Law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification. Until the sixth (6th) anniversary of the Effective Time, Parent shall not, and shall not permit the Surviving Corporation or its Subsidiaries to, amend, repeal or otherwise modify any provision in the Surviving Corporation’s or its Subsidiaries’ certificate of formation, certificate of incorporation, articles of incorporation, operating agreement, by-laws or equivalent governing documents as in effect as of the date hereof relating to the exculpation or indemnification (including fee advancement) of any Company Indemnified Party in a manner that would adversely affect the rights of any Company Indemnified Party thereunder.

(b)    Subject to the following sentence, until the sixth (6th) anniversary of the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured in the aggregate) with respect to claims against the present and former officers and directors of Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Parent and Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent and the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Company, in consultation with Parent may (and at the request of Parent, Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6) year “tail” policy under Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, if such a “tail” policy is purchased, Parent and the Surviving Corporation shall have no further obligations under this Section 6.5(b).

(c)    The provisions of this Section 6.5 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation, or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.5 (unless such assumption occurs by operation of law).

6.6    Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by any other party, at the expense of the party who makes any such request. From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms, all Contracts, agreements, arrangements, policies, plans and commitments of Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of Company or any of its Subsidiaries.

6.7    Advice of Changes. Each of Parent and Company shall promptly advise the other of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement, (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (c) subject to, and not in limitation of Section 5.1, any Actions commenced, or to such party’s knowledge, threatened in writing, against Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement, and (d) any fact, change, event or circumstance known to such party, any breach, inaccuracy or misrepresentation of a representation or warranty of such party set forth in this Agreement or any breach or non-performance of a covenant or obligation of such party set forth in this Agreement (i) that has had or would reasonably be expected to have, either individually or in the aggregate with all other such matters, a Company Material Adverse Effect or Parent Material Adverse Effect, or (ii) which it believes would or would be reasonably expected to cause a condition to Closing set forth in Article VII to not be satisfied. In no event shall (x) the delivery of any notice by a party pursuant to this Section 6.7 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) disclosure by Company or Parent be deemed to amend or supplement the Company Disclosure Schedules, the Parent Disclosure Schedules or constitute an exception to any representation or warranty.

6.8    Solicitation; Change in Recommendation.

(a)    Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on August 20, 2017 (the “Go-Shop Period”), Company (acting under the direction of the Special Committee), its Subsidiaries, their respective affiliates and their respective Representatives shall have the right to directly or indirectly: (i) initiate, solicit, facilitate and encourage Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may to lead to an Acquisition Proposal), including by way of providing access to non-public information pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement with each recipient thereof and, in each case, subject to compliance with the other provisions of this Section 6.8; provided, that Company shall promptly (in any event, within one (1) business day) provide to Parent any non-public information concerning Company or its Subsidiaries that is provided to any person given such access which was not previously provided or made available to Parent or its Representatives, and Company shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any commercially sensitive or relate to pricing or other matters that are highly sensitive or competitive in nature if the exchange of such information (or portions thereof) would reasonably be materially harmful to the operations of Company; (ii) enter into, engage in, and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations; and (iii) amend or grant a waiver or release under a standstill or similar agreement with respect to any Equity Interests of Company or any of its Subsidiaries solely to the extent necessary to permit the counterparty to such standstill or similar agreement to make a non-public Acquisition Proposal to the Company Board or the Special Committee during the Go-Shop Period.

(b)    Company shall, and shall cause each of its Subsidiaries and their respective Representatives (i) beginning at 12:00 a.m. (on New York City time) on August 21, 2017 (the “No-Shop Period Start Date”) to immediately cease and terminate any solicitation, encouragement, discussions or negotiations with any persons with respect to an Acquisition Proposal or a potential Acquisition Proposal (including any of the activities permitted by Section 6.8(a)), (ii) terminate access to any physical or electronic data rooms related to a possible Acquisition Proposal (other than a data room utilized solely by Parent, its affiliates and their respective Representatives and not any third person) and (iii) request that any such person and its Representatives promptly return or destroy all confidential information concerning Company and its Subsidiaries theretofore furnished thereto by or on behalf of Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such person that contain, reflect or analyze such information, in each case, in accordance with the applicable confidentiality agreement between Company or any of its affiliates, on one hand, and such person, on the other hand. From the No-Shop Period Start Date (and, solely with respect to a Holdover Proposal, the Delayed No-Shop Period Start Date) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, Company shall not, and shall cause each of its Subsidiaries and their respective Representatives not to, directly or indirectly, (A) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) conduct or engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any information or data to, any person that is seeking to make, has made or, to the knowledge of Company, is considering making an Acquisition Proposal or otherwise take such actions in connection with or for the purpose of knowingly encouraging or knowingly facilitating an Acquisition Proposal, (C) approve, endorse or recommend any Acquisition Proposal or (D) enter into any Company Acquisition Agreement with respect to an Acquisition Proposal (including an Acceptable Confidentiality Agreement).

(c)    Except as expressly permitted by Section 6.8(d), neither the Company Board nor any committee thereof (including the Special Committee) shall (i) (A) fail to recommend to its stockholders that the Requisite Company Vote be given (the “Company Board Recommendation”), (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify in a manner adverse to Parent, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or an express rejection of such tender offer or exchange offer or reaffirmation of the Company Board Recommendation), (D) fail to recommend against acceptance of any tender offer or exchange offer within ten (10) business days of the commencement of such offer, (E) adopt, approve, endorse or recommend, or publicly propose to approve or recommend to the stockholders of Company an Acquisition Proposal or (F) agree to take any of the foregoing actions (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit Company or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle, memorandum of understanding, or other similar agreement relating to or providing for any Acquisition Proposal or an acquisition agreement, merger agreement or similar definitive agreement providing for or with respect to any Acquisition Proposal (each, a “Company Acquisition Agreement”), (iii) except as contemplated by Section 6.8(a), grant any waiver, amendment or release under any standstill or similar agreement with respect to any class of Equity Interests of the Company or any of its Subsidiaries, any confidentiality agreement or Takeover Statute or (iv) take any action pursuant to Section 8.1(e).

(d)    Notwithstanding anything to the contrary herein, prior to the No-Shop Period Start Date (and, solely with respect to a Holdover Proposal, the Delayed No-Shop Period Start Date), but not after, the Company Board or the Special Committee may, in each case so long as the Company has complied in all material respects with the requirements of and not breached in any material respect this Section 6.8, (A) make a Company Adverse Recommendation Change in response to an Intervening Event or Superior Proposal and/or (B) terminate this Agreement pursuant to Section 8.1(e) to enter into a Company Acquisition Agreement with respect to a Superior Proposal, in each case, if and only if, prior to taking of the action in either clause (A) or (B), the Company Board or a duly authorized committee thereof (including the Special Committee) concludes in good faith, after consultation with Special Committee Financial Advisor and outside legal counsel, (x) that failure to take such action would be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that, if applicable, such Acquisition Proposal constitutes a Superior Proposal; provided, further, that, prior to taking the action in either clause (A) or (B) above, (i) the Company Board and the Special Committee has given Parent at least five (5) business days’ prior written notice (such period, the “Notice Period” and any such notice with respect to a Superior Proposal, the “Initial Superior Proposal Notice”) of its intention to take such action

(which notice shall include, as applicable, a reasonably detailed written summary of the Intervening Event or unredacted copies of the Superior Proposal and any material transaction agreements and financing commitments (provided that such financing commitments may include customary redactions) and a written summary of the material terms of any Superior Proposal not made in writing, including any financing commitments relating thereto), (ii) after providing such notice, Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during the Notice Period to make such adjustments in the terms and conditions of this Agreement and the Financing as would permit the Company Board or the Special Committee not to take such action, and (iii) following the end of the Notice Period, the Company Board or a duly authorized committee thereof (including the Special Committee, if such committee still exists), shall have considered in good faith any proposed revisions to this Agreement and the Financing proposed in writing by Parent, and shall have determined, after consultation with outside legal counsel and the Special Committee Financial Advisor, that failure to take such actions continues to be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law even if such proposed revisions by the Parent to this Agreement and the Financing were to be given effect, and (iv) in the event of any change to the material terms of such Superior Proposal (or amendment thereof) occurring prior to the No-Shop Period Start Date Company shall, in each case, have delivered to Parent an additional notice (each such notice, a “Superior Proposal Change Notice”) consistent with that described in clause (i) above and the Notice Period in clause (i) shall have recommenced and the condition in clauses (ii) and (iii) shall have occurred again, except that the Notice Period shall be at least two (2) business days (rather than the five (5) business days otherwise contemplated by clause (i) above). In the event that the No-Shop Period Start Date is scheduled to begin within (a) five (5) business days of delivery of an Initial Superior Proposal Notice or (b) two (2) business days of delivery of a Superior Proposal Change Notice (such applicable notice period, the “Holdover Notice Period”), the No-Shop Period Start Date solely with respect to the Acquisition Proposal that is the subject of the Holdover Notice Period (the “Holdover Proposal”) will be extended until 5:00 p.m., Eastern time, on the business day immediately following the final day of such Holdover Notice Period (the “Delayed No-Shop Period Start Date”).

(e)    From and after the date hereof, Company shall notify Parent as promptly as reasonably practicable (but in any event within twenty-four (24) hours) in the event that (i) Company, its Subsidiaries, affiliates or any of their respective Representatives receives (A) an Acquisition Proposal or any amendment thereto or (B) any request for discussions or negotiations, any request for access to the properties or books and records of Company or any of its Subsidiaries of which Company or any of its Subsidiaries or any of their respective Representatives is or has become aware, or any request for information relating to Company or any of its Subsidiaries, in each case, by any person that could reasonably be expected to be considering making an Acquisition Proposal or (ii) Company enters into any Acceptable Confidentiality Agreement (which notice shall include a copy of such Acceptable Confidentiality Agreement). Such notice to Parent shall indicate the identity of the person or group of persons making such Acquisition Proposal or amendment thereto and provide (x) an unredacted copy of such written Acquisition Proposal or amendment thereto (including, in each case, financing commitments with customary redaction) and any material transaction documents, and (y) with respect to any Acquisition Proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such Acquisition Proposal or amendment thereto. Company shall keep Parent informed, on a reasonably current basis (and, in any event within twenty-four (24) hours of Company’s knowledge of any such event) of any material developments, discussions or negotiations regarding any Acquisition Proposals, or material changes to the terms of any such Acquisition Proposal or any amendment thereto (including copies of any written proposed agreements). Company hereby agrees that it shall not, and shall not permit its Subsidiaries to, enter into any Contract that prohibits or restricts it from providing to Parent the information contemplated by this Section 6.8(e) or from complying with the other provisions of this Section 6.8.

(f)    Nothing contained in this Agreement shall prevent Company or Company Board or the Special Committee from complying with Rules 14a-9, 14d-9 and 14e-2 under the Exchange Act and Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to an Acquisition Proposal or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to Company’s stockholders if, in the good faith judgment of the Company Board or the Special Committee, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties to stockholders under applicable Law or such disclosure is otherwise required under applicable Law. For the avoidance of doubt, complying with such obligations or making such disclosure shall not in any way limit or modify the effect that any such action has under this Agreement (including whether such action constitutes a Company Adverse Recommendation Change).

6.9    Public Announcements. Except as expressly provided for in this Agreement, and unless and until a Company Adverse Recommendation Change has occurred, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude is required by applicable Law or any applicable exchange requirement or Order. Notwithstanding anything to the contrary herein and without complying with the preceding sentence, (a) each party may make any public statement regarding the transactions contemplated by this Agreement in response to questions from the press, analysts, existing or potential investors, existing or potential lenders, or those attending industry conferences, and may make internal announcements to employees, in each case to the extent (and only to such extent) that such statements are not inconsistent with the Information Statement or previous press releases, public disclosures or public statements made jointly by the parties and do not reveal material non-public information regarding this Agreement or the transactions contemplated by this Agreement, (b) Company may issue any press release or make any other public statement or comment to be issued or made with respect to any Acquisition Proposal or with respect to any actions contemplated by Section 6.8(b) (if and only to the extent such public statement or comment is permitted by Section 6.8), (c) Parent may issue any press release or make any other public statement or comment (i) with respect to an Acquisition Proposal that has been publicly announced or is publicly known or (ii) in connection with the Financing (including any public filings in connection therewith) and (d) each party may make any disclosure of information or public announcement concerning this Agreement and the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement.

6.10    Transaction Litigation. Company shall promptly notify Parent in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Company, threatened against Company, its Subsidiaries or any of their respective directors or officers relating to the transactions contemplated by this Agreement, including the Merger (“Transaction Litigation”) prior to the earlier of the Effective Time or the termination of this Agreement. Prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, Company shall control the defense of any Transaction Litigation threatened against Company or its Subsidiaries; provided, however, that Company shall (a) give Parent the right to review and comment on all material filings or responses to be made by Company in connection with any such Transaction Litigation (and Company shall in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any such Transaction Litigation and (b) if Parent does not exercise such right to participate (subject to Company’s control right), keep Parent reasonably and promptly informed with respect to the status of such Transaction Litigation. Company agrees that it shall not settle, or offer to settle, any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.11    Takeover Statutes. Each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and its respective board of directors will grant such approvals and take such actions within its control as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement. Company and its Subsidiaries shall not take any action to exempt any person from, or make any acquisition of securities or Equity Interests of Company by any person not subject to, any Takeover Statute or similar Law that applies to Company with respect to an Acquisition Proposal or otherwise, except for Parent, Merger Sub or any of their respective Subsidiaries or affiliates, or the transactions contemplated by this Agreement.

6.12    Exemption from Liability Under Section 16(b). Prior to the Effective Time, Company shall take such steps as may be required to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of shares of Company Common Stock including LLC Units and LLC Options by an individual subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act to the fullest extent possible.

6.13    Financing.

(a)    Each of Parent and Merger Sub shall, and shall cause each of its affiliates to, use its reasonable best efforts to obtain and consummate the Financing on the terms and conditions described in the Debt Commitment Letter (including the flex provisions), including using its reasonable best efforts to (i) comply with its obligations under the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to and as contemplated by the Debt Commitment Letter on terms and conditions (including flex provisions) no less favorable to Parent and Merger Sub than those contained in the Debt Commitment Letter, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub contained in the Debt Commitment Letter (including definitive agreements related thereto but excluding any conditions that have been waived), including the payment of any commitment, engagement or placement fees required as a condition to the Financing, (iv) maintain in effect the Debt Commitment Letter and (v) consummate the Financing at or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing). Parent and Merger Sub shall keep Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or replacement thereof) as Company may reasonably request; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent or Merger Sub shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Parent and Merger Sub shall give Company prompt notice (x) of any material breach or default by any party to the Debt Commitment Letter of which Parent or Merger Sub becomes aware, (y) of the receipt of any written notice from any Lender with respect to any (1) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter of any provisions of the Debt Commitment Letter or (2) material dispute or disagreement between or among any parties to the Debt Commitment Letter with respect to the obligation to fund the Financing or the amount of the Financing to be funded on the Closing Date, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter or any definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within two (2) business days of the date Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence. Parent shall not, without the prior written consent of Company, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Debt Commitment Letter or any other provision of, or remedies under, the Debt Commitment Letter in a manner that (A) imposes additional or adversely modifies conditions or other contingencies to the availability of the Financing relative to those contained in the Debt Commitment Letter as of the date of this Agreement, (B) would otherwise reasonably be expected to prevent or materially impair or delay the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or the Closing, or (C) reduces the aggregate amount of the Financing set forth in the Debt Commitment Letter as of the date of this Agreement; provided that, for the avoidance of doubt, Parent may by joinder, amendment and restatement or similar means add additional banks or financial institutions as arrangers, agents, committing parties or lenders under the Debt Commitment Letter. In the event all conditions applicable to the Debt Commitment Letter have been satisfied, Parent shall use its reasonable best efforts to cause the Lenders to fund the Financing required to consummate the transactions contemplated by this Agreement on the date that the Closing should occur pursuant to Section 1.2 or, if such date has already passed, as promptly as practicable (including by paying or causing to be paid any commitment or other fees arising, but excluding the commencement of litigation against such Person). In the event that any portion of the Financing becomes unavailable, Parent shall notify Company and use its reasonable best efforts to arrange alternative financing from the same or other sources of financing on terms and conditions (including the flex provisions) no less favorable to Parent and Merger Sub than those contained in the Debt Commitment Letter as of the date hereof, and in an amount sufficient to timely consummate the transactions contemplated by this Agreement on the terms and conditions set forth herein. For the avoidance of doubt, Parent’s obtaining of the Financing is not a condition to the obligations of Parent or Merger Sub to consummate the Closing. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to commence litigation against any Lender, pay any fees in excess of those contemplated by the Debt Commitment Letter, or agree to any “market flex” terms less favorable in any material respect to Parent than such corresponding market flex terms contained in or contemplated by the Debt Commitment Letter.

(b)    Company shall, and shall cause its Subsidiaries to, and shall request their respective Representatives to, at Parent’s sole cost and expense, use reasonable best efforts to cooperate with Parent, Merger Sub and their authorized Representatives in connection with the arrangement and consummation of the Financing (or any permitted replacement, amended, modified or alternative financing), including (i) participating in a reasonable number of meetings and due diligence sessions on reasonable advance notice and at reasonable locations, (ii) promptly furnishing Parent, Merger Sub and the Lenders with the Required Information and information which any lender providing or arranging the Financing has requested under applicable “know your customer” and anti-money laundering rules and regulations, including USA PATRIOT Act, FATCA and OFAC at least five (5) business days prior to the Closing Date, to the extent requested at least ten (10) business days prior to the Closing Date, (iii) assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Financing (collectively, the “Offering Materials”) and Company agrees that Parent and the Lenders shall be permitted to include any logos of Company or any of its Subsidiaries in the Offering Materials, provided that such logos are not used in a manner that would reasonably be expected to harm or disparage Company, its Subsidiaries or their marks, (iv) cooperating in and assisting with the preparation of any pledge and security documents and other definitive financing documents and facilitating the pledge of collateral in connection with the Financing, (v) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its affiliates to execute and deliver (or use reasonable best efforts to obtain from their advisors), customary certificates, accountants’ comfort letters (and consents of accountants for use of their reports in any materials relating to the Financing and in connection with any filings required to be made by Parent pursuant to the Securities Act or the Exchange Act where the financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports or any of the other Required Information is included or incorporated by reference), or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Parent as necessary and customary in connection with the Financing, (vi) providing authorization letters to the Lenders authorizing the distribution of information to prospective lenders or investors and containing a representation to the Lenders that the public side versions of such documents, if any, do not include material non-public information about

Company or its Subsidiaries or Equity Interests, (vii) obtaining surveys and title insurance reasonably requested by Parent and customary for financings similar to the Financing, (viii) taking all actions reasonably requested by Parent or Merger Sub to permit the Lenders to evaluate the Company’s and its Subsidiaries’ inventory, current assets and cash management systems for the purpose of establishing collateral arrangements (including providing sufficient access to allow the Lenders (or their agents or representatives) to conduct an initial field examination and inventory and rolling stock appraisals, (ix) executing and delivering, and causing its Subsidiaries to execute and deliver customary certificates (excluding solvency certificates), and (x) facilitating the entrance into other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably requested by Parent in connection with the Financing and otherwise reasonably facilitating the pledge of collateral and providing of guarantees contemplated by the Debt Commitment Letter (including, without limitation and to the extent required by the Debt Commitment Letter to be obtained or delivered at the Closing, executing and delivering agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Financing as requested by Parent or Merger Sub or the Lenders, in each case, in form and substance reasonably satisfactory to Parent, and delivering original stock certificates to the Lenders or their agents or representatives, together with blank stock powers, at the Closing); provided, that (A) Company shall not be required to become subject to any obligations or liabilities with respect to such agreements or documents that would become effective prior to the Effective Time and (B) none of Company or any of its Subsidiaries shall be required to provide access to or disclose information if Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of Company or any of its Subsidiaries or contravene any Law or any material contract to which Company or any of its Subsidiaries is a party; provided that Company and its Subsidiaries will use reasonable best efforts to provide such information in a manner that does not violate such agreement or Law or waive such privilege. Company shall, and shall cause its Subsidiaries to, promptly supplement the Required Information to the extent that such Required Information, to the knowledge of the Company or any Subsidiary, fails to be Compliant. Parent shall, following written demand from Company, reimburse Company for all reasonable and documented out-of-pocket costs incurred by Company or its Subsidiaries in connection with such cooperation. Parent and Merger Sub acknowledge and agree that Company and its affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any person under or in connection with, the arrangement or marketing of the Financing or any alternative financing that Parent or Merger Sub may raise in connection with the transactions contemplated by this Agreement. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless Company, its affiliates and their respective Representatives from and against any and all damages suffered or incurred by them in connection with the arrangement or marketing of the Financing or any alternative financing and any information utilized in connection therewith (other than information provided in writing by Company or its Subsidiaries expressly for use in connection therewith and other than any damages resulting from the gross negligence or willful misconduct of such indemnified Person). Company shall, and shall cause its Subsidiaries to, and shall request their respective Representatives to, at Parent’s sole cost and expense, use reasonable best efforts to provide information and cooperation to Parent required in connection with any Parent equity financing contemplated under the Debt Commitment Letter (including financial statements complying with Regulation S-X under the Securities Act, comfort letters, accountants’ consents and customary certificates); provided, however, that all terms and conditions in this Agreement limiting or qualifying Company’s and its Subsidiaries’ obligations with respect to the Financing or any alternative financing shall apply to this sentence mutatis mutandis.

(c)    Without limiting the generality of Section 6.13(b), from the date hereof until the Closing, Company shall deliver to Parent and the Lenders (i) within ninety (90) days after the end of any fiscal year ending after the date hereof, audited consolidated balance sheets and related consolidated statements of income, shareholder’s equity and cash flows of Company and its Subsidiaries for such fiscal year, (ii) within forty-five (45) days of the end of any fiscal quarter ending after the date hereof, unaudited consolidated balance sheets and related consolidated statements of income and cash flows of Company and its Subsidiaries for such fiscal quarter and (iii) within thirty (30) days after the end of any fiscal month beginning with (and including) June, 2017, unaudited consolidated balance sheets and related consolidated statements of income and cash flows of Company and its Subsidiaries for each such preceding month (collectively, the “Supplemental Financial Statements”).

6.14    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and not to conduct any operations other than as required by this Agreement. Parent shall be responsible for any breach of this Agreement by Merger Sub as if such breach was a breach by Parent.

6.15    Credit Agreements. Company shall deliver to Parent, at least five (5) business days prior to the Effective Time, a payoff letter with respect to each of the Credit Agreements, which payoff letter shall provide, subject to customary exceptions, that upon receipt from or on behalf of Company of the payoff amount set forth in the payoff letter, (a) the Indebtedness incurred pursuant to the Credit Agreements and instruments related thereto shall be satisfied, and all obligations of the lenders terminated (other than those that customarily survive in payoff letters), and (b) all Liens relating to the assets, rights and properties of Company or any of its Subsidiaries granted pursuant to the Company Credit Agreement shall be released and terminated.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)    Requisite Company Vote. This Agreement shall have been duly adopted by the stockholders of Company by the Requisite Company Vote and the Information Statement shall have been mailed to Company’s stockholders at least twenty (20) days prior to the Closing, in each case in accordance with applicable Law (including, in the case of the Information Statement, Regulation 14C of the Exchange Act) and the Company Certificate.

(b)    No Injunctions or Restraints; Illegality. No Governmental Entity having jurisdiction over any of the parties shall have enacted, issued, promulgated, enforced or entered any Law or Order, whether temporary, preliminary or permanent, that prohibits, makes illegal, restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

(c)    Regulatory Approval. Any waiting period, as applicable, under the HSR Act shall have expired or been terminated.

7.2    Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent (to the extent permitted by applicable Law), at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Company set forth in (i) Section 3.1(a), the first sentence of Section 3.1(c), Section 3.3(a), the second sentence of Section 3.7, Section 3.8(b) and Section 3.20 shall be true and correct in all respects as of the date of this Agreement and as of immediately prior to the Effective Time as though made on and as of such time (except to the extent such representations and warranties speak as of an earlier date, which shall be true and correct in all respects as of that date), (ii) the first sentence of Section 3.1(d), Section 3.2 and the first sentence of Section 3.7 shall be true and correct in all respects as of the date of this Agreement and as of immediately prior to the Effective Time as though made on and as of such time (except to the extent such representations and warranties speak as of an earlier date, which shall be true and correct in all respects as of that date) (other than de minimis inaccuracies) and (iii) Section 3.18 (together with the representations and warranties listed in clauses (i) and (ii) above, the “Company Fundamental Representations”) shall be true and correct in all material respects as of the date of this Agreement and as of immediately prior to the Effective Time as though made on and as of such time. All other representations and warranties of Company set forth in this Agreement (read without giving effect to any qualification or limitation as to materiality set forth in such representations or warranties, including those indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially,” but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of immediately prior to the Effective Time as though made on and as of such time (except to the extent such representations and warranties speak as of an earlier date, which shall be true and correct in all respects as of that date), except where the failure or failures of such representations and warranties to be so true and correct, has not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b)    Performance of Obligations of Company. Company shall have performed and complied in all material respects with all of the agreements, covenants and obligations required to be performed by or complied with by it under this Agreement at or prior to the Effective Time.

(c)    Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing and no event, change or effect shall have occurred that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)    Officers Certificate. Parent shall have received a certificate of Company, signed by the chief executive officer or chief financial officer of Company, certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

(e)    Exchanges. The Exchanges shall have been consummated pursuant to the terms and conditions of the Exchange Agreements.

7.3    Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction, or waiver by Company (to the extent permitted by applicable Law), at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement (read without giving effect to any qualification or limitation as to materiality set forth in such representations or warranties, including those indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially,” but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (as of immediately prior to the Effective Time as though made on and as of such time except to the extent such representations and warranties speak as of an earlier date, which shall be true and correct in all respects as of that date); except where the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with the agreements, covenants and obligations required to be performed by or complied with by it under this Agreement at or prior to the Effective Time.

(c)    Officers Certificate. Company shall have received a certificate of Parent, signed by the chief executive officer or chief financial officer of Parent, certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of Company:

(a)    by mutual written consent of Parent and Company;

(b)    by either Parent or Company if:

(i)    any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order in effect at the time of such termination that permanently enjoins or otherwise prohibits or makes illegal the consummation of the Merger or any of the other transactions contemplated hereby, and such Law or Order shall have become final, binding and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the issuance of such final, binding and nonappealable Law or Order was primarily due to the failure of such party to perform any of its agreements, covenants or obligations under this Agreement or the breach of any representation or warranty of such party set forth in this Agreement; or

(ii)    if the Merger shall not have been consummated on or before January 14, 2018 (the “Outside Date”); provided, however, either Parent or Company, by written notice to the other party, shall have the right to extend the Outside Date to April 10, 2018 if all of the conditions to Closing set forth in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but are capable of being satisfied at such time) (it being understood that the conditions set forth in Section 7.1(a) shall be deemed to be satisfied for purposes of this definition upon mailing of the Information Statement) other than the condition set forth in Section 7.1(c) are satisfied on, or have been waived prior to, January 13, 2018; provided, further, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to (A) Parent, if a breach by Parent or Merger Sub of any representation, covenant or agreement of this Agreement has been the primary cause of, or resulted in, the failure to consummate the Merger by such date; or (B) Company, if Company’s breach of any representation, covenant or agreement of this Agreement has been the primary cause of, or resulted in, the failure to consummate the Merger by such date.

(c)    by either Parent or Company if there shall have been a breach of any of the agreements, covenants or obligations or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Company, in the case of a termination by Parent, or Parent, in the case of a termination by Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would give rise to, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as the case may be, and which is not cured within the earlier of the Outside Date and thirty (30) days following written notice to Company, in the case of a termination by Parent, or to Parent, in the case of a termination by Company, or by its nature or timing is incapable of being cured during such period; provided, that the terminating party (or Merger Sub, in the case of a termination by Parent) is not then in material breach of any representation, warranty, agreement, covenant or other obligation contained herein which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would give rise to or constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as the case may be;

(d)    by Parent, if: (i) the Company Board shall have effected a Company Adverse Recommendation Change; (ii) Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement); or (iii) Company, the Company Board or the Special Committee shall have publicly announced its intention to do any of the foregoing;

(e)    by Company prior to the No-Shop Period Start Date (or, solely with respect to a Holdover Proposal, the Delayed No-Shop Period Start Date), in order to substantially concurrently enter into a Company Acquisition Agreement with respect to a Superior Proposal that the Company Board formally authorizes in full compliance with the terms of this Agreement; provided that (x) prior to or concurrently with, and as a condition to, such termination, Company pays Parent the Termination Fee due under Section 8.2 and (y) Company has complied in all material respects with the requirements of Section 6.8(d) prior to taking action pursuant to this Section 8.1(e); or

(f)    by Company, if (i) all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied and continue to be satisfied (other than conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied), (ii) Parent and Merger Sub have failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 1.2, (iii) Company has delivered written notice of such failure to Parent, which notice shall irrevocably confirm that (A) the conditions set forth in Section 7.1 and Section 7.3 (other than conditions that, by their nature, are to be satisfied at Closing and which are fully capable of being satisfied at Closing) have been satisfied or waived and (B) Company is ready, willing and able to consummate the Merger, and (iv) Parent and Merger Sub fail to consummate the Closing within three (3) business days of receipt of such notice; provided, that during such three (3) business day period following the delivery by Company of such notice, no party shall be entitled to terminate this Agreement pursuant to Section 8.1(b)(ii).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the each other party in accordance with Section 10.5, specifying with particularity the reason for such termination and the provision or provisions of this Section 8.1 pursuant to which such termination is effected. Such termination shall be effective immediately upon delivery of such written notice (except to the extent a party has the right under this Section 8.1 to cure the basis for such termination, then the termination shall become effective upon the expiration of such cure period).

8.2    Effect of Termination.

(a)    (i) In the event of termination of this Agreement by either Parent or Company as provided in Section 8.1, this Agreement shall forthwith become null and void, ab initio, and have no effect, and none of Parent, Company, Merger Sub, any of their respective Subsidiaries or any of the officers, directors or other Representatives of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated hereby, except that Sections 6.1(b), this Section 8.2 and Article X (and any related definitions set forth in this Agreement) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Company shall be relieved or released from any liabilities or damages arising out of its Willful and Material Breach of any provision of this Agreement.

(b)    In the event that:

(i)    (A) after the date hereof an Acquisition Proposal shall have been publicly disclosed or otherwise made or communicated to Company, the Company Board or a duly authorized committee (including the Special Committee) or made directly to the stockholders of Company and not withdrawn prior to termination of this Agreement, and (B) this Agreement is terminated by Company or Parent pursuant to Section 8.1(b)(ii) or by Parent pursuant to Section 8.1(c) (other than in respect of a breach of Section 6.8) and (C) within twelve (12) months of the date this Agreement is terminated, Company enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal; provided, that for purposes of clause (C) of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”;

(ii)    this Agreement is terminated by Company pursuant to Section 8.1(e); or

(iii)    this Agreement is terminated by Parent pursuant to (x) Section 8.1(c) in respect of a material breach of Section 6.8 or (y) Section 8.1(d).

then, in any such event under clause (i), (ii) or (iii) of this Section 8.2(b), Company shall pay as directed by Parent the Termination Fee by wire transfer of immediately available funds (x) in the case of Sections 8.2(b)(iii), within three (3) business days after such termination, (y) concurrently with such termination if pursuant to Section 8.1(e) or (z) in the case of Section 8.2(b)(i), concurrently with the earlier of entering into a definitive agreement with respect to an Acquisition Proposal or consummating an Acquisition Proposal. The parties agree and understand that in no event shall Company be required to pay the Termination Fee on more than one occasion and in no event shall Company be required to pay more than one Termination Fee. In the event that Parent shall be entitled to receive and receives full payment of the Termination Fee from or on behalf of Company pursuant to this Section 8.2(b), the receipt of the Termination Fee (and, if applicable, any interest thereon and enforcement costs pursuant to Section 8.2(c)) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub and any of their respective affiliates as a result of the actions of Company or its affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and shall be the sole monetary remedy of Parent, Merger Sub and their respective affiliates; provided that nothing in this Section 8.2(b) shall limit Parent’s rights under Section 10.12 and receipt of the Termination Fee (and, if applicable, any interest thereon and enforcement costs pursuant to Section 8.2(c)) shall not be the exclusive remedy of Parent, Merger Sub and any of their respective affiliates or constitute liquidated damages in the event of Willful and Material Breach.

(c)    Notwithstanding anything to the contrary in this Article VIII, in the event that Company fails to promptly pay the Termination Fee when due, and if Parent or Merger Sub commences an action in order to obtain such payment that results in a judgment against Company, then Company shall pay Parent, together with the Termination Fee (A) interest on the Termination Fee, as applicable, from the date the Termination Fee was required to be paid through the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date the Termination Fee was required to be paid and (B) any out-of-pocket fees, costs and expenses (including reasonable legal fees) incurred by or on behalf of Parent in connection with any such action.

(d)    Notwithstanding anything to the contrary in this Agreement, but subject to Parent’s rights set forth in Section 10.12, in the circumstances where the Parent is entitled to receive the Termination Fee (and any other amounts payable hereunder) from Company pursuant to Section 8.2(b), receipt of such payment (and, if applicable, any amounts due under Section 8.2(c)) shall be the sole and exclusive remedy of Parent and Merger Sub against Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Merger, except in each case in respect of any Willful and Material Breach or as otherwise provided in any other Transaction Document.

(e)    The parties acknowledge and hereby agree that the provisions of this Section 8.2 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the parties would not have entered into this Agreement.

ARTICLE IX

DEFINITIONS

9.1    Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable to Company in the aggregate than those contained in the Confidentiality Agreement and that contains customary standstill provisions that are reasonably acceptable to Parent; provided that (a) the standstill provisions shall provide that a person may make a non-public Acquisition Proposal to the Company Board or the Special Committee and (b) the form attached hereto as Exhibit D is deemed acceptable; provided further, such confidentiality agreement shall not prohibit compliance by Company with any of the provisions of Section 6.8.

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, relating to, in a single transaction or series of related transactions, any direct or indirect (a) acquisition of more than 20% of the consolidated assets of Company and its Subsidiaries taken as a whole (based on the fair market value thereof), including through the acquisition of one or more Subsidiaries of Company owning such assets, (b) acquisition of beneficial ownership (as defined in Rule 12d-3 under the Exchange Act) of more than 20% of the outstanding Equity Interests of Company or any of its Subsidiaries, (c) tender offer or exchange offer that if consummated would result in any person or group beneficially owning more than 20% of the outstanding Equity Interests of Company or any of its Subsidiaries, (d) merger, consolidation, share exchange, other business combination, reorganization, recapitalization, license, joint venture, partnership, liquidation, dissolution or other similar transaction involving (i) Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty percent (20%) of the consolidated assets of Company and its Subsidiaries, taken as a whole (based on the fair market value thereof), or (ii) more than 20% of the aggregate Equity Interests of Company or of the surviving entity, (e) liquidation or dissolution of Company or (f) any combination of the foregoing.

“Action” means any claim, action, suit, audit, charge, assessment, complaint, grievance, arbitration, or any proceeding, or, to the applicable party’s knowledge, any investigation or inquiry, whether at law in equity or otherwise, in each case, that is by or before any Governmental Entity or arbitrator.

“Charter Documents” means, respectively, (i) the Company Certificate, (ii) the Company Bylaws and (iii) the certificate of incorporation, articles of incorporation, bylaws, certificate of formation, limited liability company agreement, operating agreement or other organizational documents, each as amended to date, of each Subsidiary of Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, equity, equity-based, incentive compensation, deferred compensation, retirement, pension, consulting, medical, dental, vision, disability, welfare, fringe benefit, paid time off, perquisite, retiree medical or life insurance, supplemental retirement, retention, change in control, employment, termination, and severance plans, programs, contracts, agreements or arrangements, in any case, maintained, contributed to, or required to be contributed to, by Company or any of its Subsidiaries or with respect to which Company or any of its Subsidiaries has any liability.

“Company Class A Common Stock” means the Class A common stock, par value $0.01 per share, of Company.

“Company Class B Common Stock” means the Class B common stock, par value $0.01 per share, of Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company ERISA Affiliate” means any entity which together with Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code.

“Company Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, development, effect or change that (a) has a material adverse effect on the ability of Company to perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated by this Agreement or (b) would reasonably be expected to, individually or in the aggregate, be materially adverse to the business, properties, assets, results of operations or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole; provided, that in no event shall any events, circumstances, occurrences, facts, conditions, developments, effects or changes, alone or in combination, be deemed to constitute or be taken into account in determining whether there has been or may be a Company Material Adverse Effect under clause (b) to the extent arising out of, relating to or resulting from any of the following: (i) changes generally affecting the U.S. economy or U.S. political conditions, including the results of any primary or general elections, (ii) changes in general financial, debt, credit, capital or banking markets or conditions (including any disruption thereof) in the United States, (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof or the failure of any such proposed, discussed or contemplated changes to be implemented, (v) changes in Company’s and its Subsidiaries’ industry in general or customary seasonal fluctuations in the business of Company and its Subsidiaries, (vi) any change in the market price or trading volume of any securities or Indebtedness of Company and its Subsidiaries, any decrease of the ratings or the ratings outlook for Company and its Subsidiaries by any applicable rating agency, or the change in, or the failure of Company or its Subsidiaries to meet, or the publication of any report regarding (or relating to), any internal or public projections, forecasts, budgets or estimates of or relating to Company and its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such change, decrease or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war or criminal or similar actions (including cyber-attacks and computer hacking) in the United States, (viii) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms or other natural disasters, (ix) the announcement or pendency of this Agreement, the identity of the parties hereto or any of their respective affiliates, including any actual or potential loss or impairment after the date hereof of any Contract or any customer, supplier, investor, landlord, partner, employee or other business relation due to any of the foregoing in this clause (ix), (x) the taking or not taking of any action to the extent expressly required by this Agreement, or (xi) any actions taken, or not taken, at the express written request of Parent, except, in the case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), to the extent (and only to the extent) any such event, circumstance, occurrence, fact, condition, development, effect or change has a disproportionate adverse impact on Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which Company and its Subsidiaries operate.

“Company Owned Intellectual Property” means all Intellectual Property owned by, or purported to be owned by Company or any of its Subsidiaries.

“Company Registered Owned Intellectual Property” means all of the Registered Intellectual Property owned by, or purported to be owned by, filed in the name of or applied for by Company or any of its Subsidiaries.

“Company Stock Plan” means the Neff Corporation 2014 Incentive Award Plan and any other equity or equity-based plan of Company pursuant to which awards remain outstanding as of immediately prior to the Effective Time other than the Neff Holdings LLC Management Equity Incentive Plan.

“Competition Laws ” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust Laws of any jurisdiction other than the United States.

“Compliant” means, with respect to the Required Information, (a) that such Required Information does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading, (b) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified, and Company has not indicated its intent to restate any historical financial statements of Company or its Subsidiaries, or that any such restatement is under consideration, (c) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 but including customary information with respect to non-guarantors) applicable to offerings of debt securities on a registration statement on Form S-1, and (d)(i) the financial statements and other financial information included in such Required Information that have been prepared by Company are, and remain throughout the Marketing Period sufficient to permit Company and its Subsidiaries’ independent accountants to issue customary comfort letters to Parent’s financing sources (including Lenders, underwriters, placement agents or initial purchasers) with respect to such Required Information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period, and (ii) such independent accountants have delivered drafts of customary comfort letters, including customary negative assurance comfort, and have confirmed they are prepared to issue such comfort letters during the Marketing Period.

“Contract” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, deeds of trust, instruments, commitments or other legally binding instruments or legally binding arrangements (including, in each case, any amendments or modifications thereto), in each case, whether written or oral.

“Copyrights” means copyrights and works of authorship (whether or not registered) and all registrations or applications for registration of the foregoing in any jurisdiction, and any renewals or extensions thereof.

“Credit Agreements” means the (a) Amended and Restated Senior Secured Credit Agreement, dated as of October 1, 2010, as amended and restated as of November 20, 2013, as further amended and restated as of February 25, 2016, among Neff LLC, Neff Holdings LLC, the other Credit Parties party thereto, the Lenders party thereto from time to time, Bank of America, N.A., as Agent, Swing Line Lender and L/C Issuer, Bank of America, N.A., as Collateral Agent, Wells

Fargo Capital Finance, LLC and SunTrust Bank, as Syndication Agents, Regions Bank, as Documentation Agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Capital Finance, LLC and SunTrust Robinson Humphrey, Inc., as Joint Lead Arrangers and Book Runners; (b) the Second Lien Credit Agreement, dated as of June 9, 2014, among Neff Holdings LLC, Neff LLC, Neff Rental LLC, the Lenders Party thereto, Credit Suisse AG as Administrative Agent and Collateral Agent, Credit Suisse Securities (USA) LLC, as Joint Bookrunner and Joint Lead Arranger, and Jefferies Finance LLC, as Joint Bookrunner, Joint Lead Arranger and Syndication Agent, as amended by that Amendment No. 1 to Second Lien Credit Agreement, dated as of October 14, 2014; the (c) Guarantee and Collateral Agreement, dated as of June 9, 2014, by and among Neff Rental LLC, Neff Holdings LLC and Neff LLC, as Grantors, and Credit Suisse AG, as administrative agent and collateral agent; (d) the ISDA Master Agreement, dated February 25, 2015 by and between Bank of America, N.A. and Neff LLC, as supplemented by that schedule to the Master Agreement, dated as of February 25, 2015; and (e) the ISDA Master Agreement, dated February 27, 2015 by and between SunTrust Bank and Neff LLC, as supplemented by that Confirmation of Swap Transaction, dated as of March 25, 2015.

“Equity Interest” means, with respect to any person, any share, share capital, capital stock, partnership, limited liability company, member or similar interest in such person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient of (x) the Merger Consideration, divided by (y) the volume-weighted average closing price of one Parent Common Share for the five (5) trading day period ending on the last such trading day immediately preceding the Closing Date, calculated using U.S. volumes during normal market hours.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any federal, state, county, municipal, local or foreign government or any political subdivision thereof, and any entity, body, agency, commission, court, justice, tribunal or other instrumentality exercising executive, legislative, judicial, regulatory or administrative functions of government, including any SRO.

“Hazardous Material” means any hazardous or toxic substance, material or waste, pollutants or contaminants, including petroleum, petroleum constituents, asbestos, polychlorinated biphenyls and perfluorinated compounds.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means all obligations of a person (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments for the payment of which a person is responsible or liable, (c) in respect of letters of credit and bankers’ acceptances or similar credit transactions in each case, to the extent drawn, or in respect of capital leases, (d) under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof) and (e) guaranteeing any obligations of any other person of the type described in the foregoing.

“Intellectual Property” means Information Systems, Trademarks; Patents; Trade Secrets; and Copyrights.

“Intervening Event” means a material event, occurrence or fact first occurring or arising after the date hereof that was not known (and not reasonably foreseeable) to the Company Board as of the date of this Agreement, other than any event, occurrence or fact that relates to an Acquisition Proposal.

“IRS” means the United States Internal Revenue Service.

“Laws” means any law, constitution, treaty, statute, common law principle, code, rule, regulation, order, ruling, decision, judgment, decree, writ or other similar authority issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity.

“Lender Related Parties” means the affiliates of the Lenders and the Lenders’ and their affiliates’ respective current, former and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, representatives and agents, and the respective successors and assigns of each of the foregoing.

“Liens” means liens, pledges, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“LLC Options” means each option to purchase LLC Units granted by Holdings, whether vested or unvested, that is outstanding and unexercised.

“Marketing Period” means, subject to the following sentence, the first period of twenty (20) consecutive business days after the date of this Agreement during which (a) Parent shall have the Required Information that is Compliant and (b) the conditions set forth in Section 7.1(a), Section 7.1(c) and Section 7.2(b) have been satisfied (it being understood that the conditions set forth in Section 7.1(a) shall be deemed to be satisfied for purposes of this definition upon mailing of the Information Statement) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.2 to fail to be satisfied assuming Closing were to be scheduled for any time during such twenty (20) consecutive business day period; provided, that if Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case Company shall be deemed to have complied with the requirement above to provide the Required Information as of such time unless Parent in good faith reasonably believes Company has not completed the delivery of the Required Information and, within three (3) business days after the delivery of such notice by Company, delivers a written notice to Company to that effect (stating with specificity which Required Information Company has not delivered). If the Marketing Period has not ended on or prior to (x) August 17, 2017, then the Marketing Period shall commence no earlier than September 5, 2017 or (y) December 20, 2017, then the Marketing Period shall commence no earlier than January 3, 2018. October 9, 2017, and November 22 and 24, 2017 shall not be considered business days for purposes of this definition. Notwithstanding the foregoing, the Marketing Period shall end on any earlier date that is the date on which the Financing is consummated. For the avoidance of doubt, the Marketing Period shall not be deemed to have commenced if the Required Information is not Compliant on the first day, throughout and on the last day of such period.

“Nasdaq” means the Nasdaq Global Market.

“Off-the-Shelf Software ” means any software (other than Public Software) that is generally and widely available to the public through regular commercial distribution channels and licensed on a non-exclusive basis on standard terms and conditions.

“Parent Common Shares” means shares of Parent’s common stock, par value $0.01 per share.

“Parent Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, development, effect or change that has a material adverse effect on the ability of Parent to perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated by this Agreement.

“Patents” means patents, applications for patents (including divisions, continuations, continuations in part and provisional and renewal applications), and any re-examinations, extensions or reissues thereof, in any jurisdiction.

“Personal Information ” means such term or like terms set forth in any privacy Law that describes, covers or defines data that identifies or can be used to identify individuals either alone or in combination with other information which is in the possession of, or is likely to come into the possession of Company or any of its Subsidiaries, including a combination of an individual’s name, address or phone number with any such individual’s username and password, social security number or other government-issued number, financial account number, date of birth, email address or other personally identifiable information.

“Public Software” means any software, libraries or other code that is licensed under or is otherwise subject to Open License Terms. The term “Open License Terms ” means terms in any license, distribution model or other agreement for software, libraries or other code (including middleware and firmware) (a “Work ”) which require, as a condition of use, reproduction, modification and/or distribution of the Work (or any portion thereof) or of any other software, libraries or other code (or a portion of any of the foregoing) in each case, that is incorporated into or includes, relies on, linked to or with, derived from in any manner (in whole or in part), or distributed with a Work (collectively, “Related Software ”), any of the following: (a) the making available of source code or any information regarding the Work or any Related Software; (b) the granting of permission for creating modifications to or derivative works of the Work or any Related Software; (c) the granting of a royalty-free license, whether express, implied, by virtue of estoppel or otherwise, to any person under Intellectual Property rights (including Patents) regarding the Work alone, any Related Software alone or the Work or Related Software in combination with other hardware or software; (d) the imposition of any restrictions on future Patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any Intellectual Property rights through any means; (e) the obligation to include or otherwise communicate to other persons any form of acknowledgment and/or copyright notice regarding the origin of the Work or Related Software; or (f) the obligation to include disclaimer language, including warranty disclaimers and disclaimers of consequential damages.

“Registered Intellectual Property” means all Trademark registrations and applications for registration (including internet domain name registrations), Copyright registrations and applications for registration and issued Patents and Patent applications.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

“Representatives” means, when used with respect to Parent or Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or Company, as applicable, and their respective Subsidiaries.

“Required Information” means (a) all information required by paragraph 7(b) of Annex C of the Debt Commitment Letter and all information regarding Company and its Subsidiaries reasonably necessary to prepare the information required by paragraph 7(c) of Annex C of the Debt Commitment Letter, (b) all historical financial and other pertinent historical information regarding Company and its Subsidiaries as may be reasonably requested in writing by Parent, including all historical financial statements and historical financial and other data, with respect to Company and its Subsidiaries and of the type reasonably determined by Parent to be required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities, to consummate the offerings of debt securities contemplated by the Financing at the time during Company’s fiscal year such offerings will be made and (c) historical information relating to Company and its Subsidiaries (including such information which Parent has determined is necessary for the preparation of one or more information packages regarding the business, operations, financial projections and prospects of Company and its Subsidiaries customary for such financing or reasonably necessary for the syndication of and placement of securities to be included in the Financing) to the extent reasonably requested by Parent to assist Parent in preparation of materials for rating agency presentations, offering documents, offering circulars or private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing.

“Requisite Regulatory Approvals” means those approvals set forth in Sections 3.4 and 4.4 of the Company Disclosure Schedule together with the expiration or termination of any waiting period under the HSR Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SRO” means (a) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (b) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

“Subsidiary” when used with respect to any person, any other person that such person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other person. For the avoidance of doubt, Holdings shall be deemed to be a Subsidiary of Company.

“Superior Proposal” means a bona fide written Acquisition Proposal, which did not result from or arise in connection with a breach (or the making thereof constitutes a breach) of Section 6.8, that the Company Board or a duly authorized committee (including the Special Committee) concludes in good faith by a majority vote, after consultation with outside legal counsel and the Special Committee Financial Advisor to be (a) more favorable to Company’s stockholders (in their capacities as such) from a financial point of view than the transactions contemplated by this Agreement (including any material alterations to this Agreement agreed to in writing by Parent in response thereto), and (b) reasonably likely to be consummated on the terms proposed and either the purchaser has sufficient funds available to consummate the proposal or the financing of which is fully committed, in each case, taking into account, in its good faith judgment, (i) the financial terms of such Acquisition Proposal, (ii) the identity of the third party making such Acquisition Proposal, (iii) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal, and (iv) the other terms and conditions of such Acquisition Proposal and the implications thereof on Company, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the Company Board or the Special Committee; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

“Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

“Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

“Termination Fee” means a cash amount equal to $18,430,000, except that in the event that this Agreement is terminated by Company pursuant to Section 8.1(e) prior to the No-Shop Period Start Date (or, solely with respect to a Holdover Proposal, the Delayed No-Shop Period Start Date), the “Termination Fee” shall mean a cash amount equal to $13,165,000.

“Trade Secrets” means all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), proprietary and non-public information, know how, business and technical information, and rights to limit the use of disclosure thereof.

“Trademarks” means trademarks, service marks, brand names, internet domain names, logos and other indications of origin (whether or not registered), the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application.

“Transaction Document” means (a) the Support Agreement, (b) the Exchange Agreements, and (c) the Certificate of Merger.

“Willful and Material Breach” means, with respect to any party, (a) fraud with respect to the representations, warranties, covenants or other agreements of such party set forth in this Agreement or any Transaction Document or (b) an act or a failure to act by such party with the actual or constructive knowledge that the taking of such act or failure to take such act could cause or result in a material breach of this Agreement or any Transaction Document and does actually cause or result in a material breach of this Agreement or such Transaction Document. For the avoidance of doubt, a failure of a party to consummate the Merger as required pursuant to Section 1.3 in accordance with the terms of this Agreement (and, in the case of Parent or Merger Sub, regardless of whether the Financing has been obtained) shall be deemed to be a Willful and Material Breach.

ARTICLE X

GENERAL PROVISIONS

10.1    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.5, Section 6.6 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time which shall survive until performed.

10.2    Amendment. Subject to compliance with applicable Law, this Agreement may be amended, modified or supplemented solely by the parties hereto, by action taken or authorized by, the board of directors of Parent (or duly authorized committees thereof), with respect to Parent, and the Company Board (or duly authorized committees thereof), with respect to Company; provided, however, that after Requisite Company Vote, there may not be any amendment, modification or supplement of this Agreement that requires further approval under applicable Law without such approval having first been obtained. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, Section 10.9, Section 10.11, Section 10.15 and this Section 10.2 may not be modified or amended in a manner that is adverse in any material respect to the Lenders or the Lender Related Parties without the prior written consent of the Lenders.

10.3    Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and Company, on the other hand, may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein that are for the benefit of such party; provided, however, that after obtaining the Requisite Company Vote, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable Law without such approval having first been obtained. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10.4    Expenses. Except as otherwise provided in Section 6.3 and Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

10.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) when personally delivered, (ii) on the date sent by email of a “portable document format” (.pdf) document (so long as written notice of such transmission is sent within two (2) business days thereafter by another delivery method hereunder) or (iii) one (1) business day following the date sent if such notice is sent by FedEx or another nationally recognized overnight delivery service. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Company, to:

Neff Corporation

3750 NW 87th Avenue

Suite 400

Miami, Florida 33178-2433

Attention: Mark Irion

Email: MIrion@Neffcorp.com

With a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

Bank of America Tower

New York, New York 10036-6745

Attention: Daniel I. Fisher

                 Zachary N. Wittenberg

Email: dfisher@akingump.com

            zwittenberg@akingump.com

and

(b)	if to Parent or Merger Sub, to:

H&E Equipment Services

7500 Pecue Ln

Baton Rouge, LA 70809

Attention: John Engquist

Email: jengquist@he-equipment.com

With a copy (which shall not constitute notice) to:

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036-6797

Attention:    Derek M. Winokur

Email: Derek.Winokur@dechert.com

10.6    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Recitals, Articles, Sections, Subsections Exhibits, Schedules, or Disclosure Schedules such reference shall be to an Recitals, Article, Section, Subsection of or Exhibit, Schedule or Disclosure Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. References herein to any gender shall include each other gender. References herein to a person in a particular capacity or capacities shall exclude such person in any other capacity. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”. The word “or” shall be disjunctive but not exclusive. References herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder. References herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof. As used in this Agreement, the “knowledge” of Company means the actual knowledge of any of the officers of Company listed on Section 10.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 10.6 of the Parent Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed, (b) the term “person” means any natural person, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” means, with respect to any person, any other person that directly or indirectly controls, is controlled by or is under common control with, such first person; provided, that no portfolio company of any person that owns equity securities of Company shall be deemed to be an affiliate of Company solely by virtue of such person’s ownership of equity securities of Company and for the purposes of this clause (c), “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any person, means the power to direct or cause the direction of the management or policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, (d) the term “made available” means any document or other information that was (i) actually provided by one party or its Representatives to the other party and its Representatives, or (ii) included in the virtual data room of a party or filed by a party with the SEC and publicly available on EDGAR, in each case one (1) business day prior to the date hereof and (e) the term “parties ” means Parent, Merger Sub and Company. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.

10.7    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means, including signatures received as a .pdf attachment to electronic mail), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.8    Entire Agreement. This Agreement, together with the Confidentiality Agreement and the Transaction Documents, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, including that certain Exclusivity Agreement, dated as of May 19, 2017, by and between Parent, Wayzata Opportunities Fund II, L.P., Wayzata Opportunities Fund Offshore II, L.P. and Company, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

10.9    Governing Law; Jurisdiction.

(a)    This Agreement, and any Action, dispute or other controversy arising out of or relating hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any applicable conflicts of law principles thereof; provided that any Action, dispute or other controversy against any Lender or any Lender Related Party arising out of or relating hereto or to the Financing, the Debt Commitment Letter or the performance thereof shall be governed by, and construed in accordance with, the Laws of the State of New York.

(b)    Each party agrees that any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby shall be brought, heard, tried and determined exclusively in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (ii) irrevocably and unconditionally waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) irrevocably and unconditionally waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.5 in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(c)    Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support, or permit any of its Affiliates to bring or support, any claim, action, suit or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender or any Lender Related Party in any way relating to this Agreement or the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating in any way to the Financing, the Debt Commitment Letter or the performance thereof, in any forum other than the United States District Court for the Southern District of New York (and the appellate courts thereof), or, if jurisdiction is not available in the federal courts, the Supreme Court of the State of New York, County of New York, Borough of Manhattan, and that the provisions of Section 10.10 relating to the waiver of jury trial shall apply to any such action.

10.10    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11    Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned); provided that (a) prior to the Effective Time, Merger Sub may, without the prior written consent of Company, assign all or any portion of its rights under this Agreement to one or more of Parent’s direct or indirect wholly-owned Subsidiaries or affiliates, and (b) Parent and Merger Sub may collaterally assign their rights hereunder to any financing sources. No assignment shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (i) as otherwise specifically provided in Section 6.5, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives and (ii) the Lenders and the Lender Related Parties are intended third party beneficiaries of Section 10.2, Section 10.9, Section 10.15 and this Section 10.11 and (iii) after the Effective Time, for the provisions of Article II, which shall be enforceable by the stockholders of Company and holders of Company Equity Awards to the extent necessary to receive the consideration to which such holder is entitled pursuant to Article II. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement or characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.5 or Section 10.2, notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify or waive any provision of this Agreement.

10.12    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that the parties may not have an adequate remedy at law in the event that any of the obligations of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity, including monetary damages. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, (b) an award of performance is not an appropriate remedy for any reason at law or equity, and (c) any requirement under any Law to post security or a bond or similar undertaking as a prerequisite to obtaining equitable relief.

10.13    Severability. The provisions of this Agreement shall be deemed severable. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction or the application of that provision, in any other jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision.

10.14    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

10.15    Lenders.    Notwithstanding anything to the contrary in this Agreement, neither any Lender nor any Lender Related Party shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim (whether in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Lender or any Lender Related Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

H&E EQUIPMENT SERVICES, INC.

By:	/s/ John Engquist
Name:	John Engquist
Title:	Chief Executive Officer

NEFF CORPORATION

By:	/s/ Mark Irion
Name:	Mark Irion
Title:	Chief Financial Officer

YELLOW IRON MERGER CO.

By:	/s/ John Engquist
Name:	John Engquist
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

1)    An amount calculated at a rate per annum of .25% times $1.25 billion for each day of the period beginning on January 15, 2018 (the “Adjustment Date”) through the Closing Date, not to exceed $800,000 in the aggregate.

2)    With respect to any Notes (as defined in the Debt Commitment Letter) issued into escrow by Parent prior to the Closing Date, all accrued interest payable by Parent with respect to the Notes for the period beginning on the Adjustment Date through the Closing Date (but not, for the avoidance of doubt, for any period prior to the Adjustment Date), and not to exceed $9.0 million in the aggregate.

3)    In the event that the Bridge Facility (including debt securities issued pursuant to a securities demand in respect of the Bridge Facility) is drawn under circumstances where some or all of the Incremental Special Flex (as defined below) is used, an amount equal to one year of interest on up to $250 million of the amount actually drawn under the Bridge Facility (including debt securities issued pursuant to a securities demand in respect of the Bridge Facility) , at a rate equal to the amount of Incremental Special Flex (if any) actually incurred by Parent, not to exceed $1,250,000 in the aggregate. “Incremental Special Flex” is the additional flex of up to 0.5% per annum that is available to be charged under the Bridge Facility (including debt securities issued pursuant to a securities demand in respect of the Bridge Facility) solely by reason of the Bridge Facility (including debt securities issued pursuant to a securities demand in respect of the Bridge Facility) being drawn on or after the Adjustment Date.